
MICHELIN



May 11, 2006

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549


SEC MAIL PROCESSING SECTION
RECEIVED
WASH, D.C.
152

RE: SEC File #82-3354

Gentlemen:

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

- English translation of French text published in the *Bulletin Des Annonces Legales Obligatoires* ("BALO") on February 15, 2006.
- Letter to Shareholders dated March 2006.
- Notice of Mixed General Meeting of Shareholders to be held on Friday, May 12, 2006. The information included in this Notice was also published in the BALO on March 10, 2006 and April 3, 2006.
- 2005 Annual Report. The information included in this Annual Report was also published in the BALO on March 22, 2006.
- 2005 Parent Company Statements. The information included in this Annual Report was also published in the BALO on March 22, 2006.
- 2005 Shareholders Guide.
- Press Release dated April 25, 2006 regarding First Quarter 2006 Consolidated Net Sales.
- English translation of French text published in the BALO on April 28, 2006.

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000


MICHELIN

If you have any questions regarding these documents, please feel free to contact me at (864) 458-5513.

Very truly yours,

Mark I. Williams
Vice President, Secretary
and General Counsel

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000


SEC MAIL PROCESSING
RECEIVED
MAY 1 5 2006
WASH. D.C. SECTION

TRANSLATION OF THE FRENCH TEXT OF CONSOLIDATED SALES

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

(Michelin et Cie.)

Partnership limited by shares with capital of 286,775,250 Euros
Registered Office: 12, cours Sablon, 63000 Clermont-Ferrand
855 200 887 R.C.S. Clermont-Ferrand

CONSOLIDATED SALES (NET OF TAXES)
(in millions of Euros)

	2005 IFRS	2004 IFRS Pro Forma
From January 1 through March 31	3,610	3,618
From April 1 through June 30	3,880	3,868
From July 1 through September 30	3,890	3,722
From October 1 through December 31	4,210	3,840
From January 1 through December 31 (total of the four quarters)	15,590	15,048

SEC FILE #82-3354

Letter to Shareholders



MARCH 2006

Dear Madam, Dear Sir,
Dear Shareholder,



The environment of 2005 was marked once more for Michelin by the continuation of the sharp increase in raw materials: + 15% year on year and + 62% over the last 4 years. And again, we were able to manage this escalation in particular by adjusting our sales prices accordingly, continuing our focused growth strategy, maintaining firm control over our structural expenses and by the spectacular progress achieved in our Earthmover, Two-Wheel and Aircraft activities. As a consequence of this, and before non-recurring items, our operational income improved by 5% to reach EUR 1,368 million and our operating margin rose slightly to 8.8%.

This result is not however a reflection of the Group's growth potential. Markets showed a globally favorable trend, and our sales volumes declined by 1.8% essentially because of a slump in the European market, especially in Truck tire Replacement.

In 2005 we reinforced our industrial development program. In compliance with our strategy of "strengthening the West and developing the East", we wish to continue to modernize and boost the productivity of our manufacturing plants in Europe and North America and quickly create further production capacity in countries showing a high level of growth.

Over and above this economic performance, our teams have also made some fine achievements among which should first of all be underscored yet another significant reduction of the accident rate in our plants, where for the third year in a row it is down by nearly 40%. Our contribution to environmental protection is illustrated in the fact that almost all our tires are manufactured in ISO 14001 certified plants. Last year also stands out as a result of the announcement of major innovations such as the launching of "Michelin Durable Technologies" in Truck Tires, laying particular emphasis on the development of tires with a self-generating tread pattern, when they reach two thirds of their wear cycles.

In competition racing also we had an exceptional year, since we won all the major world championships.

Our primary objective in 2006 is the resumption of dynamic sales growth in an environment where markets ought to be reasonably promising. We will continue to implement our ambitious investment program and spare no effort to reduce costs. Our operating margin should be equivalent to that of 2005.

In this context, we will submit for approval at our next General Shareholders' Meeting a dividend of 1.35 euros, which represents an increase of 8%.

Our medium-term objectives aim to strike a balance between growth, profitability and value creation, and we are confident in our ability to achieve them.

Thank you for your support.

Edouard Michelin




MICHELIN
A better way forward



Michelin's operating income before non-recurring items improves by 5%

In 2005, in a competitive environment intensified by the sharp increase in raw material costs, Michelin prioritized a leaner cost structure and sustained pricing levels, and achieved an operating margin slightly above 2004. However, this achievement should not hide the decrease in sales volumes in certain market segments, especially in Europe. This decline led to significant production adjustments with related costs in the second half of the year in order to monitor inventory levels adequately.

- Sales increased by 3.6% at 15,590 million euros;
- The highly favorable +5.1% price-mix compensated entirely for the raw material cost increases, in line with Group forecasts and for lower volumes (-1.8%);
- The Group accelerated the implementation of its investment program in line with its development strategy; the free cash flow* is negative (- 124 million euros). The gearing ratio remains stable;
- A dividend up by 8% to 1.35 euros per share will be submitted for approval at the General Shareholders' Meeting on May 12, 2006.

*Free Cash Flow = Change in Working Capital needs minus net investments (financial and non-financial).

Simplified Income Statement

In EUR million (IFRS)[1]	At December 31, 2005	2005 / 2004 change
Consolidated net sales	**15,590**	+ 3.6%
At constant scope and exchange rates		*+ 3.2%*
Operating income before non-recurring items	**1,368**	+ 5.0%
Operating margin before non-recurring items	***8.8%***	*+ 0.1 pt*
Operating income	**1,574**	+ 27%
Operating margin	***10.1%***	*+ 1.9 pt*
Net income	**889**	+ 35.9%

[1] Consolidated financial statements ending December 31, 2005, were prepared in accordance with the rules and methods of international accounting standards (International Financial Reporting Standards – IFRS).

The group's net sales were up by 3.6% in globally buoyant tire markets

With the notable exception of the Truck Replacement market in Europe (- 4.7%), and the Passenger car and Light truck Original Equipment in Europe (-0.7%) and in North America (- 0.3%), tire markets posted reasonable growth worldwide. Passenger car and Light truck Replacement markets showed a favorable trend.

Growth in Asian countries remains strong, driven in particular by the Chinese market.

At constant currency, the price-mix had a highly positive effect (5.1%). This not only validates the Group's successful policy, which aims to offset the negative impact of higher raw material costs through price increases, but also the continuing mix enrichment, by brand as well as by segment. Nevertheless, the volumes sold decreased by 1.8%. This evolution is for the most part attributable to a decline in the European Truck tire market and lower sales volumes for Passenger car and Light truck, especially private and associate brands in the United States. Lastly, there was a positive impact on the Group's net sales (+ 0.9%) from currency fluctuations, in particular due to the increase of the Polish Zloty versus the Euro (+ 12.6%), the Canadian dollar (+ 7.1%) and the Brazilian Real (+ 19.6%).



Group operating margin before non-recurring items improves slightly at 8.8%

For the third consecutive year, the Group had to manage a very sharp escalation in raw material costs (+ 15%) at constant currency. In absolute value, this impact translated into an additional charge of 455 million euros for 2005 alone.

Energy costs and rising freight and transportation costs also contributed to the increased cost of goods sold.

However, these additional costs were fully offset by price increases made by the Group worldwide, and by the ongoing improvement of the product mix.

Furthermore, tight control over Sales, General and Marketing costs and R&D, without compromising our research efforts, allowed a significant reduction of those costs as a percentage of sales. This decrease helped absorb the increase in industrial costs, especially those related to the production adjustment measures taken in the second half of the year. With these measures, the Group was able to monitor its inventories, in light of the decline in demand for Truck tires in Europe and for Passenger car and Light truck tires in private and associate brands in North America.

Net income is up by EUR 235 million compared to 2004

The increase in net income can be explained for the most part by the significant impact of non-recurring items:

- A non-recurring gain of EUR 256 million due to the decrease in the Group's discounted future liabilities in the United States. This is related to Michelin's modification of its medical coverage plans for many of its retirees, following the implementation of the "Medicare Part D" plan;
- An expense of EUR 50 million chiefly corresponding to the restructuring costs of the Poitiers site in France.

Investments for long-term development are reflected in the free cash flow

The free cash flow is negative (- 124 EUR million) after accounting for a gross investment of EUR 1,336 million and because of a sharp increase in accounts receivable supported by the high level of sales activity in the last two months of 2005, contrasting with the same period during the previous year.

Shareholders' equity and net debt went up in 2005. The gearing ratio is stable at 90% at December 31, 2005 compared to January 1, 2005

During the year, shareholders' equity rose by EUR 880 million, essentially caused by the year's net income of + EUR 889 million. At the same time, the EUR 792 million increase in net financial debt was the result of the impact of currency conversion, the dividends paid during the year, the financing of the free cash flow and incorporating into our debt the purchase of put option contracts related to the holdings of certain minority interests (mostly in Thailand), which, prior to the application of IFRS, did not appear on the balance sheet.

The outlook for 2006

Globally speaking, replacement markets should be reasonably favorable in 2006, with the expected rebound of the Truck tire market in Europe. As far as Original equipment is concerned, Passenger car and Light truck markets should remain lackluster, while in Truck, after strong growth in 2005, market trends are expected to flatten out.

Michelin believes that raw material prices should stabilize in 2006 at a level close to that at the end of 2005.

However, the massive increase recorded throughout last year will have a negative impact of around 11% on the average raw material cost compared to the 2005 average. Michelin will try to limit the impact, in particular by leveraging the price increases implemented at the end of last year and those at the beginning of 2006. However, this raw material cost increase will mechanically impact the operating margin.

In this context, it is Michelin's objective in 2006 to generate a higher operating income and an operating margin equivalent to that of 2005; the Group reiterates and strengthens its focused growth strategy and its cost reduction efforts.



Segment information

Effective since January 1, 2005, Michelin has changed the presentation of its segment information in order to include the distribution activities in the corresponding Passenger car and Light truck and Truck segments.

	Net sales			Operating income before non-recurring items		Operating margin before non-recurring items	
	2005 In millions of euros	2005 As a % of the total	2005 / 2004	2005 In millions of euros	2005 As a % of the total	2005	2004
SR1*	8,621	55	+ 3.9%	782	57	9.1%	9.3%
SR2**	5,072	33	+ 3.5%	451	33	8.9%	10.2%
SR3***	1,897	12	+ 2.5%	135	10	7.1%	1.9%
Total Group	**15,590**	**100**	+ 3.6%	**1,368**	**100**	**8.8%**	**8.7%**

* Passenger car and Light truck and related distribution activities; ** Truck and related distribution activities; *** Specialty activities

SR1 (Passenger car and Light truck and related distribution activities)

Passenger car and Light truck evolved in globally sluggish markets: moderate growth in Replacement markets in Western Europe, robust momentum in North America and Original equipment markets slightly down year-on-year.

With an operating margin at 9.1%, this segment was maintained at a satisfactory level because of the following:

- A pricing policy which compensated entirely for the rise in raw material costs;
- A segment mix in constant progress: an excellent winter season combined with the performance of the VZ segment in North America;
- A highly favorable brand mix, since both Michelin and BFGoodrich brands globally gained market share in North America and China;
- A tight control on commercial and development expenses.

SR2 (Truck and related distribution activities)

In Europe, the decline of Replacement markets, which began in the 1st half of the year, accelerated only in the fourth quarter of 2005 (+ 0.8% compared to the last quarter of 2004 which was markedly weak). The market dropped by 4.7% over the year, and in this sluggish economic environment, the Group lost market shares.

The North American Replacement market remained stable throughout the year. Michelin delivered solid performance, as the Group consolidated its positions in the region's three countries: USA, Canada and Mexico. The two price increases in 2005 have held up well. The positive product mix, driven by the successful launches of new products also pushed up the average selling price. The retreading activity expanded with the opening of new workshops in 2005, in order to offer a full range of services to customers.

The 1.3 point decrease in the operational profitability of this segment is to be explained essentially by an unfavorable mix of Original Equipment and Replacement, because of the different profit margins in these two markets.

SR3 (Specialty activities)

At 7.1% against 1.9% in 2004, the operating margin reached a level comparable to the other two segments. The year was marked by intense pressure on the Earthmover market; the demand could not be met by the world's tire manufacturers. Michelin strengthened its customer positions by increasing the level of service and consulting, with a goal of allowing for optimal tire utilization and increased longevity.

Agricultural Replacement markets were sharply down. In this context, the Group's performance is therefore a mixed one: in Europe, Michelin's sales are clearly driven down by difficult supply chain conditions. In North America, on the contrary, the Group is gaining new market share, as it successfully promotes further radialization.

In 2005, European motorcycle markets saw modest progress; while they were stable in Japan, they recorded a visible increase in North America. With the continuing success of the radial Sport ranges, Michelin strengthened its positions in all large national markets.

Aircraft tire markets benefited from the continued strong development of the air passenger transportation market (+ 8%). The product mix improves as radialization continues.



Consolidated income Statement for Year 2005 (IFRS)

(In EUR million)	2005	2004
Sales	**15,590**	**15,048**
Cost of sales	(10,835)	(10,212)
Gross profit	**4,755**	**4,836**
Sales and marketing expenses	(1,775)	(1,897)
Research and development expenses	(565)	(576)
General and administrative expenses	(999)	(986)
Other operating income and expenses	(48)	(74)
Operating income before non-recurring income and expenses	**1,368**	**1,303**
Non-recurring income and expenses	206	(64)
Operating Income	**1,574**	**1,239**
Finance costs - net	(280)	(235)
Share of profit/(loss) from associates	6	(19)
Income before taxes	**1,300**	**985**
Income tax	(411)	(331)
Net Income	**889**	**654**
Attributable to Shareholders	889	645
Attributable to non-controlling interests	-	9
Basic earnings per share (in Euros)	6.13	4.46
Diluted earnings per share (in Euros)	6.12	4.46

Simplified Consolidated Balance Sheet (IFRS)

(In EUR million)	At December 31, 2005	At December 31, 2004
Non-current assets	**8,925**	**7,928**
Current assets	**7,956**	**8,146**
• Of which inventories	3,225	2,858
• Of which trade receivables	3,273	2,919
TOTAL ASSETS	**16,881**	**16,074**
Equity	**4,527**	**3,546**
Non-current liabilities	**7,013**	**7,063**
• Of which non-current financial liabilities	3,092	3,054
• Of which employee benefits	3,049	3,170
• Of which provisions and other non-current liabilities	801	785
Current liabilities	**5,341**	**5,465**
Current financial liabilities	1,647	1,894
Trade payables	1,792	1,599
Other current liabilities	1,902	1,972
TOTAL LIABILITIES AND EQUITY	**16,881**	**16,074**



On the Silk Route from Paris to Beijing: 22,000 km long, 8 trucks, 46 tires in service and only 2 punctures!

Bibendum tastes New York's cuisine

Michelin is off again to conquer America on the one hundredth anniversary of setting up its first offices in the United States. On November 2, 2005, the French Minister for Culture and Communication and the French Ambassador in the United States met at the Guggenheim Museum in New York to celebrate the launching of the first edition of the "New York City Michelin Guide 2006", which has a selection of 500 restaurants and 50 hotels in all categories of comfort and cuisine, for all budgets. Four chefs were awarded three stars, indicating "exceptional cuisine, worth a special journey". Although initially 150,000 copies of this guide were published in English, providing color photographs and practical information, it is already in the process of being reprinted!



Industrial expansion in the United States

After announcing an expansion plan in December of last year, Michelin's Lexington Earthmover tire plant in the US will be able to increase its production by nearly 50% in order to meet the strong demand for radial Earthmover tires.

This investment will complete the increase in Earthmover production capacities announced by Michelin at the start of 2005, marked in particular by the building of a new Earthmover plant in Campo Grande in Brazil.

At the same time, the Group announced an expansion program of the Sandy Springs and Starr, S.C. sites, in the United States. This investment will lead to an increase in the production capacity of semi-finished products.

Michelin develops a revolutionary table tennis paddle

Michelin Lifestyle has developed in partnership with Cornilleau, the world leader in table tennis technology, a new paddle called Tactéo, which offers exceptional performance.

Unlike traditional table tennis paddles constructed from wood with a layer of adhesive and then covered with rubber-coated foam, Tactéo, is the first one to be designed using two high-tech composite materials (a combination of polymer and elastomer) molded using bi-injection technology. These paddles offer numerous advantages in terms of performance (their elasticity brings speed and power to the player) durability, handling and comfort. Sports shops in both France and Europe have already been supplied with a range of three paddles. It should be noted that the Tactéo has received the star award 2006 by the "Observeur du Design" in the leisure category.



A new portable navigation system

ViaMichelin has just launched a very powerful new portable navigation system which is extremely light. It is so compact that it can be easily slipped into the pocket of a jacket when the driver leaves the car. The ViaMichelin Navigation X-930 weighs no more than a cell phone (134 grams), while featuring the latest technology, including an integral GPS head which ensures optimal reception quality.

As well as the usual vocal guidance functions, the X-930 has been enhanced with a wealth of new features, which include the set-up of cross-border itineraries, a function which allows the driver to modify an itinerary when there has been a road accident, and an audible signal to warn the driver when the speed limit is being exceeded.

Two packs are available at present, one for France and another European version.





The new Michelin Pilot Sport 2 tire was developed at the same time as Porsche was designing its new Cayman model.

A promising start to a career for Michelin X-Ice North



The new Michelin X-Ice North studded tire has won unanimous approval by setting off better and braking 5 meters shorter than its main rival, it emerged as the best tire in its category during the trials organized by Test World.

Test World is a private, independent company located in Finland, and is a reference for retailers in the Scandinavian countries and Russia. Every year it organizes tire trials and tests on vehicles in winter conditions, the results of which are always eagerly awaited by customers.

Challenge Bibendum in Paris this June!

The seventh edition of Challenge Bibendum will be held in Paris this year from June 8 to June 12. This world event for safe, clean vehicles, which has become a must, is attended by all the major players in sustainable mobility. Every 18 months since the first edition in 1998, Challenge Bibendum has attracted automakers, associations, specialists, university research workers, government officials, non-governmental organizations and the media to enrich and clarify today's debates on the theme of highway mobility: CO_2, pollution, energy supplies, traffic congestion and accidents. A series of discussions, round tables and forums will focus on the technical tests carried out on approximately one hundred vehicles encompassing the widest technical spectrum. There will be three themes at the center of this year's exchanges: "the energy challenge for tomorrow's transportation", "advanced technology at the service of urban mobility" and "technology and road safety".

The 2006 edition held in Paris will innovate by presenting Challenge Bibendum vehicles to the public on the Champ de Mars on Sunday June 11.

Visit our website for more details:
www.challengebibendum.com

Michelin reinvents the Truck Tire

In October Michelin received the European specialized press to present a revolution in truck tires called Michelin Durable Technologies. Michelin Durable Technologies brings together two technology "families" which fall under the protection of patents. The first family has tread designs which regenerate while the tire is in service, combining "raindrop-shaped" sipes and others with a "Double Wave" shape. The customer benefits are reduced wear and optimum grip, whatever the stage of wear. The second family is the innovative tire construction using Infinicoil technology – a unique steel cord that girdles the radial casing across its entire width, thus reinforcing its rigidity. There is a reduction in weight, improved durability, greater load capacity and better grip. The road transportation industry will find a host of advantages in these major innovations.



2005: An exceptional vintage year in competition racing

Michelin garnered handfuls of trophies and titles: Formula One World Drivers' and Constructors' Champions with Renault and Fernando Alonso, WRC World Drivers' and Constructors' Champions with Citroën and Sébastien Loeb, Motorcycle Grand Prix Champion, the 14th time in a row for Michelin, with Valentino Rossi on Yamaha, World Mountain Bike Cross Country Champions with Julien Absalon, and World Motorcycle Trials Champion. Michelin remains the unbeaten champion in the Le Mans 24 Hours since 1998, the winner of the Paris-Dakar Rally in all three vehicle categories and the list goes on. Whatever the terrain, the climate or the racing circuits, Michelin has yet again demonstrated the talent of its teams and the superiority of its solutions.



Shareholders' Consultative Committee

Towards the end of December of last year, Michelin asked an external, independent consultant to launch a recruitment campaign for the selection of new members in the Shareholders' Consultative Committee. One third of the Committee, which is composed of 12 incumbents, two of whom are Employee Shareholders, is renewed every year.

The purpose of the Shareholders' Consultative Committee is to give its opinion and advice to improve financial communication and enhance Michelin's image in the eyes of its individual shareholders.

Since it was set up in 2003, committee members have also visited manufacturing plants to enhance their knowledge of Michelin's products and gain a better grasp of the Group's activities. The Shareholders' Consultative Committee also attends the Company's Annual General Meetings. As a think-tank, the Committee analyzes numerous documents such as the Shareholders' Letter, the Annual Report and the Performance and Responsibility Report.

The Committee's next meeting will be convened in Clermont-Ferrand on Thursday, March 30, 2006.

SCHEDULE FOR SHAREHOLDER MEETINGS IN 2006: *Montpellier: May 29 – Bordeaux: October 5 – Marseille: October 9 – Paris: October 18 – Lyon: November 13 – Lille: November 14*

Variation of CAC 40 index and the Michelin share price

	12/31/2000	02/28/2006	Variation over the period	12/31/2005	02/28/2006	Variation over the period
CAC 40	5,926.42	5,000.45	- 15.62%	4,715.23	5,000.45	+ 6.05%
Michelin share	38.55	51.20	+ 32.81%	47.48	51.20	+ 7.83%
Difference between Michelin and CAC 40			+ 48.43			+ 1.78

- *Highest stock price in 2006: 54.70 € February 13*
- *Lowest stock price in 2006: 47.32 € January 2*
- *Average daily volume of transactions since the January 1, 2006: 959,762 shares*

Euronext Paris - Eurolist
Local equity – Compartment A (Blue Chips)
Deferred payment service (SRD)
ISIN: FR0000121261
Indices: CAC 40 - Euronext 100
Par value: 2 euros
Number of shares: 143,387,625


200
150
100
50
01/2002
01/2003
01/2004
01/2005
01/2006

Michelin — World automobile index — CAC 40 — World tire index

KEY DATES IN THE FUTURE

- ***Publication of net sales on March 31, 2006:*** April 25, 2006 after the close of the Paris Stock Exchange
- ***Annual General Meeting:*** May 12, 2006, at 9 a.m. at Polydôme – Clermont-Ferrand
- ***Dividend payment:*** May 16, 2006
- ***Shareholder meeting in Montpellier:*** May 29, 2006 at 6 p.m. at "Le Corum" – Esplanade Ch. de Gaulle
- ***Publication of results for the first half of 2006:*** July 28, 2006 before the opening of the Paris Stock Exchange

SHAREHOLDER RELATIONS
Anne-Marie Vigier-Perret

EMPLOYEE SHAREHOLDER RELATIONS
Françoise Ventézou
12, cours Sablon
63040 Clermont-Ferrand Cedex 9 - FRANCE
Tel.: 33 (0) 4 73 98 59 00
Fax: 33 (0) 4 73 98 59 04
actionnaires-individuels@fr.michelin.com

FINANCIAL COMMUNICATION
Christophe Mazel
Jacques-Philippe Hollaender
46, avenue de Breteuil
75324 Paris Cedex 07 - FRANCE
Tel.: 33 (0) 1 45 66 16 15
33 (0) 4 73 32 24 53
33 (0) 4 73 32 18 02
Fax: 33 (0) 1 45 66 13 19
e-mail : investor-relations@fr.michelin.com

INTERNET ADDRESS
www.michelin.com/corporate

MARCH 2006


MICHELIN
A better way forward

Michelin - Corporate Communications

Parent Company Statements

2005

Compagnie Générale
des Etablissements Michelin


MICHELIN
A better way forward

BALANCE SHEET at December 31, 2005

Assets

(in EUR thousands)		2005			2004
		Gross value	Depreciation, amortization, impairment	Carrying amount	Carrying amount
NON CURRENT ASSETS					
Intangible assets:					
Patents, licenses and other rights		24,572	24,572	–	–
Other intangible assets		61	51	10	12
Intangible assets in progress		245	–	245	–
		24,878	**24,623**	**255**	**12**
Property, plant and equipment:					
Land		102	–	102	102
Buildings		1,834	1,769	65	59
Other tangible assets		411	381	30	7
Assets under construction		–	–	–	–
Prepayments		–	–	–	–
		2,347	**2,150**	**197**	**168**
Investments [(1)]:					
Shares in subsidiaries and affiliates		4,672,393	34,618	4,637,775	4,454,329
Loans and advances to subsidiaries and affiliates		645,079	–	645,079	630,613
Other equity interests		3,788	–	3,788	3,788
Loans		–	–	–	–
Other investments		14	–	14	1
		5,321,274	**34,618**	**5,286,656**	**5,088,731**
	(I)	**5,348,499**	**61,391**	**5,287,108**	**5,088,911**
CURRENT ASSETS					
Accounts receivable		186,518	–	186,518	188,247
Cash equivalents:					
Treasury Stock		–	–	–	–
Other marketable securities		1	–	1	1
		1	**–**	**1**	**1**
Cash		49	–	49	73
SUSPENSE ACCOUNTS					
Prepaid expenses [(2)]		38	–	38	162
	(II)	**186,606**	**–**	**186,606**	**188,483**
Deferred expenses	(III)	4,599	–	4,599	5,471
Bond repayment premiums	(IV)	2,435	506	1,929	2,172
Translation differences	(V)	–	–	–	–
Total Assets	(I + II + III + IV + V)	**5,542,139**	**61,897**	**5,480,242**	**5,285,037**
(1) of which due in less than 1 year				*635,932*	*621,466*
(2) of which due in more than 1 year				–	–

Liabilities and Shareholders' Equity

(in EUR thousands)		2005	2004
Shareholders' Equity			
Common stock		286,775	286,774
Paid-in capital in excess of par		1,839,666	1,839,640
Revaluation reserve		627,634	531,303
Other reserves		1,276,717	1,276,717
Retained earnings		163,141	52,495
Net income		270,156	295,152
Untaxed reserves		61,598	61,598
	(I)	**4,525,687**	**4,343,679**
Provisions for risks and charges			
Provisions for risks		–	–
Provisions for charges		–	–
	(II)	–	–
Liabilities [1]			
Convertible bonds		–	–
Subordinated loans		502,532	502,532
Other bond issues		322,620	322,621
Bank borrowings [2]		–	–
Other long and short-term debt [2]		30,175	30,659
Taxes and payroll liabilities		13,179	13,550
Due to suppliers of fixed assets		–	–
Other current liabilities		86,049	71,996
		954,555	**941,358**
Suspense accounts			
Deferred income [1]		–	–
	(III)	**954,555**	**941,358**
Translation differences	(IV)	–	–
Total Liabilities and Shareholders' Equity	(I + II + III + IV)	**5,480,242**	**5,285,037**
(1) of which due in more than 1 year		*500,000*	*804,898*
of which due in less than 1 year		*454,555*	*136,461*
(2) of which short-term bank loans and overdrafts		–	–

STATEMENT OF INCOME 2005

(in EUR thousand)		2005	2004
Operating revenue [1]			
Sales (royalties) (from which export: 328,136)		394,643	358,973
Other revenues		4,204	13,905
Total operating revenues [1]	**(I)**	**398,847**	**372,878**
Operating expenses [2]			
External expenses		291,524	272,782
Duties and taxes other than income tax		2,802	2,098
Wages and salaries		1,069	1,136
Fringe benefits		410	461
Depreciation and amortization:			
• Fixed assets		1,053	12,547
• Deferred expenses		–	–
Other operating expenses		1,737	3,509
Total operating expenses	**(II)**	**298,595**	**292,533**
Operating profit	**(I - II)**	**100,252**	**80,345**
Financial income			
Dividends from subsidiaries and affiliates [3]		151,939	189,538
Interest income [3]		–	3
Reversals of financial impairment		96,257	103,735
Exchange gains		2,067	333
Net gains on sales of marketable securities		–	2,587
Total financial income	**(III)**	**250,263**	**296,196**
Financial expenses			
Addition in financial impairments		10,293	1,230
Interest expenses [4]		53,421	52,953
Exchange losses		6,771	–
Net losses on sales of marketable securities		–	–
Total financial expenses	**(IV)**	**70,485**	**54,183**
Net financial income	**(III - IV)**	**179,778**	**242,013**
Income from ordinary activities	**(I - II + III - IV)**	**280,030**	**322,358**
Non-recurring income			
From revenue transactions		37	30
From capital transactions		1,314	–
Reversals of provisions		–	–
Total non-recurring income	**(V)**	**1,351**	**30**
Non-recurring expenses			
On revenue transactions		–	14
On capital transactions		–	–
Additions of provisions		–	–
Total non-recurring expenses	**(VI)**	**–**	**14**
Net non-recurring income	**(V - VI)**	**1,351**	**16**
Income tax	**(VII)**	**11,225**	**27,222**
Total revenues	**(I + III + V)**	650,461	669,104
Total expenses	**(II + IV + VI + VII)**	380,305	373,952
Net Income/Loss		**270,156**	**295,152**
(1) of which revenues relating to prior years		–	–
(2) of which expenses relating to prior years		–	–
(3) of which revenues from related party transactions		*151,702*	*189,352*
(4) of which expenses from related party transactions		*680*	*649*

NOTES TO THE FINANCIAL STATEMENTS

The Company's total assets at December 31, 2005 amounted to EUR 5,480,241,695.72.

Income statement totals for the year are as follows:

Total revenues	650,461,192.77
Total expenses	380,304,841.48
Net income for the year	**270,156,351.29**

The Company's financial year covers the 12 months from January 1 to December 31.

The following notes form an integral part of the financial statements.

Significant events of the year

No significant events were recorded during the financial year.

Summary of significant accounting policies

The principles used to determine Group earnings remain unchanged as compared with previous reporting periods.

Company financial statements for the financial year to December 31, 2005 have been prepared and presented pursuant to applicable accounting standards, and in keeping with the principles of prudence, discreteness of accounting periods and going concern.

The main accounting policies applied by the Company are as follows:

a) Intangible assets

"Patents, licenses and other rights" correspond primarily to purchased software. Purchased software is amortized over periods ranging from 12 months to 3 years, depending on the materiality of the amounts involved.

"Other intangible assets" consist of vehicle parking rights, which are amortized over 40 years.

b) Property, plant and equipment

Cost

Property and equipment are measured at historical cost plus, if any, the effect of the legal revaluation which took place in 1976/1978.

Depreciation

Property, plant and equipment are depreciated by the straight line method over the following estimated useful lives:

- Buildings: 30 years,
- Equipment: 10 years, except for computer equipment which is depreciated over 5 years.

c) Investments

Share in subsidiaries and affiliates

- Cost: shares in subsidiaries and affiliates are measured at historical cost plus, if any, the effect of the legal revaluation which took place in 1976/1978.
- Carrying amount generally do not exceed the Company's equity in the underlying net assets or revalued net assets of the company concerned.

Other equity interests

Other equity interests correspond to shareholdings that the Company intends to retain but which are not held for purposes related directly to the Company's business.

Other equity interests are valued by the method described above.

d) Accounts receivable

Accounts receivable are measured at nominal value.

e) Paid-in capital in excess of par

This item corresponds to premiums on shares issued for cash and on conversion of bonds, after deducting related net costs.

f) Untaxed reserves

Substantially all amounts reported under this caption correspond to reinvested capital gains set off against write downs of securities in application of the former article 40 of the General Tax Code *(Code Général des Impôts)*.

g) Conversion of foreign currencies

Revenues and expenses in foreign currencies are converted in euros at the exchange rate ruling at the transaction date.

Receivables and payables in foreign currencies are converted in euros at the year-end exchange rate.

Contracts for the forward purchase or sale of foreign currencies that are outstanding at closing date are recorded at fair value in the balance sheet.

h) Deferred expenses

These expenses relate to issuance cost of the 2003 subordinated debt as well as the remaining balance of those linked to the bond issued in 1996, amortized over 10 years.

i) Debt repayment premium

The repayment premium for the 2003 subordinated debt is amortized over 10 years.

Fixed assets, depreciation and amortization

Summary of change of intangible assets and property, plant and equipment:

Fixed assets	Gross value at the beginning of the period	Additions, Accrued interest for the period	Disposals, decreases in accrued interest	Gross value at the end of the period
Intangible assets	23,607,716	1,270,598	–	24,878,314
Property, plant and equipment	2,294,522	56,060	2,670	2,347,912
	25,902,238	**1,326,658**	**2,670**	**27,226,226**
Investments				
Shares in subsidiaries and affiliates	4,672,358,394	34,771		4,672,393,165
Loans and advances to subsidiaries and affiliates	630,612,997	21,423,963	6,958,456	645,078,504
Other equity interests	3,788,198	–	–	3,788,198
Loans	–	–	–	–
Other investments	681	12,720	–	13,401
	5,306,760,270	21,471,454	6,958,456	5,321,273,268
TOTAL	**5,332,662,508**	**22,798,112**	**6,961,126**	**5,348,499,494**

Depreciation and amortization	At the beginning of the period	Increases	Decreases	At the end of the period
Intangible assets	23,596,164	1,026,424	–	24,622,588
Property, plant and equipment	2,126,217	26,630	2,670	2,150,177
	25,722,381	**1,053,054**	**2,670**	**26,772,765**
Deferred expenses	3,248,083	871,948	–	4,120,031
Debt issue repayment premium	262,847	243,500	–	506,347
TOTAL	**29,233,311**	**2,168,502**	**2,670**	**31,399,143**

Impairment and provisions

Nature of provisions	At the beginning of the period	Increases	Decreases	At the end of the period
Untaxed reserves	61,597,677	–	–	61,597,677
Provisions for contingencies and charges				
Provisions for contingencies	–	–	–	–
Provisions for charges	–	–	–	–
Impairment (1)	**218,029,141**	**9,189,219**	**192,599,733**	**34,618,627**
TOTAL	**279,626,818**	**9,189,219**	**192,599,733**	**96,216,304**
including additions and reversals in:				
– operating		–	–	
– financial		9,177,326	96,257,111	
– non-recurring		–	–	
– revaluation reserve		11,893	96,342,622	

(1) Movements in impairment can be analyzed as follows:

– Additions:	PARDEVI shares	9,177,326
	Other shares	11,893
– Reversals:	MFPM shares	192,599,733

The impairment of MFPM shares was fully reversed in the reporting period in light of the situation of the Company within the Group, of the sustained improvement of its earnings and the level of dividend distributions made since 2003.

Items relating to several balance sheet headings

Balance sheet headings	Transactions involving		Payables or receivables represented by trade notes
	related companies	other entities in which the Company holds an equity interest	
Shares in subsidiaries and affiliates (carrying amount)	4,637,774,553	–	–
Loans and advances to subsidiaries and affiliates	645,078,504	–	–
Other equity interests	–	3,788,198	–
Other receivables	140,520,058	–	–
Other long and short-term debt	30,174,314	–	–
Other liabilities	82,591,722	–	–

Treasury shares

At December 31, 2005, the Company held no treasury shares.

Maturities of receivables and payables

RECEIVABLES	Total	Due within one year	Due in more than one year
Non current assets			
Loans and advances to subsidiaries and affiliates	645,078,504	635,931,563	9,146,941
Loans	–	–	–
Other investments	13,401	–	13,401
Current Assets			
Other receivables	186,517,932	186,517,932	–
TOTAL	**831,609,837**	**822,449,495**	**9,160,342**

PAYABLES	Total	due within one year	due in more than 1 year and 5 years	due in more than 5 years
Convertible bonds	–	–	–	–
Subordinated loans	502,532,534	2,532,534		500,000,000 (1)
Other bonds	322,620,248	322,620,248		–
Bank borrowings	–	–	–	–
Other long and short-term debt	30,174,314	30,174,314	–	–
Taxes and payroll liabilities	13,173,612	13,178,612	–	–
Due to suppliers of fixed assets	–	–	–	–
Other current liabilities	86,049,321	86,049,321	–	–
TOTAL	**954,555,029**	**454,555,029**		**500,000,000**

(1) Fixed-rate 2003 loan at 6.375% until 2013 and variable from 2014 to 2033.

Accrued expenses

Accrued expenses included in the following balance sheet headings	Amounts
Subordinated loans	2,532,534
Other bonds	17,704,209
Other long and short-term debt	170,682
Taxes and payroll liabilities	463,508
Other current liabilities	3,367,345
TOTAL	**24,238,278**

Prepaid expenses and deferred income

Prepaid expenses correspond exclusively to operating expenses.
Prepaid expenses at December 31, 2005: 37,903

Revaluation reserve

Revaluation reserve at December 31, 2005: 627,633,741
of which: • EUR 32,091 related to land,
• EUR 627,601,650 related to shares in subsidiaries and affiliates.

Reserves

At December 31, 2005, break down is as follows:

– Legal reserve corresponding in full to long-term capital gains taxed at the reduced rate	28,677,405
– Special long-term capital gains reserve	881,419,039
– Other reserves	366,620,583
	1,276,717,027

Common stock

	Number of shares	Par value
1. Common stock at January 1, 2005	143,387,025	2 euros
2. Common stock issued during the year	600	2 euros
3. Common stock cancelled during the year	–	–
4. Common stock at December, 2005	143,387,625	2 euros

Status of share subscription option plans

At December 31, 2005, the status of share subscription option plans is as follows:

Grant date	Exercise date	Expiry date	Exercise price	Number of options	
			(in EUR per share)	Dec. 31, 2005	Dec. 31, 2004
May 2002	May 2006	May 2011	44.00	694,300	700,300
May 2003	May 2007	May 2012	32.25	238,800	240,000
November 2003	November 2007	November 2012	34.00	217,100	224,200
May 2004	May 2008	May 2013	40.00	179,900	179,900
July 2004	July 2008	July 2013	44.50	125,100	127,900
May 2005	May 2009	May 2014	48.00	218,500	–
November 2005	November 2009	November 2014	48.00	912,150	–
				2,585,850	**1,472,300**

Operating revenue

Revenue for the year, consisting entirely of royalties, breaks down as follows:

– France	66,506,978
– Outside France	328,136,004
	394,642,982

Income tax

Compagnie Générale des Etablissements Michelin makes up, together with 7 French subsidiaries directly or indirectly owned at no less than 95%, a tax entity of which it is the leading company.

The tax consolidation agreement provides that all 7 consolidated subsidiaries continue to bear their own tax burden regardless of such consolidation, the resulting balance being recognized by the leading company.

Tax due by the 7 subsidiary companies regardless of consolidation would amount to EUR 2,825,786.

Income tax includes current taxes and deferred taxes.

Income tax for 2005 amounted to EUR 11,225,190.

Market risks

a) Interest rate risk

The Company does not have any interest rate instruments.

b) Currency risk

At December 31, 2005 the Company had receivables with a net book value EUR 69 million corresponding to royalties billed to subsidiaries. These receivables, which are denominated in the Group's main trading currencies, have been converted into euros at the year-end exchange rate. The Company's policy is to hedge currency risk.

c) Equity risk

The Company holds shares in subsidiaries and affiliates and other equity interests, which are valued taking into account their fair value to the Company and their probable realizable value.

Management compensation

The Company is administered by Managing Partners ("Gérants") who are also General Partners ("associés commandités") of the Company. As such, they are entitled to a share of the income distributed among all the General Partners in accordance with the provisions of the bylaws. The Managing Partners do not receive any compensation or other benefits.

Average number of employees

	Employees on the Company's payroll	Employees seconded to the Company
Management	6	–
Supervisory/technical staff	–	–
Administrative employees	24	–
Service employees	–	1
	30	**1**

Long term benefits

The Company is liable for the payment of the long-service awards to employees on retirement, in accordance with the terms of the applicable Collective Bargaining Agreement. The present value of the related obligation at December 31, 2005 was around EUR 0.8 million. No provision has been recorded for this amount.

Unrecognized deferred tax assets and liabilities

Description of temporary differences	Amounts
Unrecognized deferred tax liabilities	-
Unrecognized deferred tax assets	
C3M patent licence amortization	5,716,840
"ORGANIC" tax provision	813,490
Evergreen tax losses	-
Ordinary tax losses	-
Long-term capital losses taxed at reduced rate	-
Unrecognized deferred tax assets	
Reduced tax rate (15%)	979,550
3.3% surtax	7,146
Total	**986,696**

Investment portfolio as at December 31, 2005

	Number of shares	Realizable value
Shares in subsidiaries and affiliates with a realizable value in excess of EUR152,449:		
Compagnie Financière Michelin	22,139,054 shares	3,564,581,456.21
Manufacture Française des Pneumatiques Michelin	3,199,899 shares	902,568,916.29
Participation et Développement Industriels S.A. "Pardevi"	1,199,998 shares	126,578,744.91
Société de Technologie Michelin	100,000 shares	15,244,901.72
Spika S.A.	200,000 shares	25,914,728.79
Siparex Croissance	121,987 shares	1,909,893.66
Siparex Associés	115,152 shares	1,542,911.97
Société Financière d'Innovation du Sud-Est "Sudinnova"	21,786 shares	335,392.72
Société d'Exportation Michelin	20,000 shares	2,885,804.68
Other shares in subsidiaries and affiliates (total)		0.31
Marketable securities:		
Own Shares	-	-
Other marketable securities		640.30

List of subsidiaries and affiliates

(In thousands of local currency)

Subsidiaries and Affiliates	Common stock [1]	Retained earnings [1]	Percent interest (in %)
A - Detailed information about Subsidiaries and affiliates ***(carrying amount in excess of 1% of the Company's common stock):***			
1 - Subsidiaries (over 50% owned):			
Société d'Exportation Michelin Place des Carmes-Déchaux, 63000 Clermont-Ferrand	160 euros	2,299 euros	100
Participation et Développement Industriels S.A. "Pardevi" 23, rue Breschet, 63000 Clermont-Ferrand	18,000 euros	24,059 euros	99.99
Compagnie Financière Michelin Route Louis-Braille 10 et 12, 1763 Granges-Paccot (Switzerland)	2,238,950 Swiss Francs	4,823,692 Swiss Francs	98.88
Société de Technologie Michelin 23, rue Breschet, 63000 Clermont-Ferrand	15,200 euros	1,037 euros	100.00
Spika S.A. 23, rue Breschet, 63000 Clermont-Ferrand	3,000 euros	36,097 euros	100.00
2 - Subsidiaries (10 to 50% of equity owned):			
Manufacture Française des Pneumatiques Michelin Place des Carmes-Déchaux, 63000 Clermont-Ferrand	304,000 euros	723,674 euros	39.99
B - Aggregate information about other subsidiaries and affiliates:			
1 - Subsidiaries not listed under A:			
– French companies			
– Non-French companies			
2 - Affiliates not listed under A:			
– French companies			
– Non-French companies			

(1) In local currency.

Book value of shares		Outstanding loans and advances	Guarantees given by the Company	Last published net sales	Last published Net Income/ Loss	Dividends received by the Company during the year
Cost	Net					
4,182	2,886	–	–	3,471 B	429	170
159,728	126,579	–	–	– H	22,651	–
3,564,581	3,564,581	–	–	– B	259,080 Swiss Francs	100,524
15,245	15,245	–	–	186,083 B	2,720	2,400
25,915	25,915	27,197	–	– B	2,205	1,500
902,569	902,569	613,261	–	4,640,370 B	113,955	31,996
–	–	–	–			–
82	–	–	–			
	–	–	–			–
91	–	–	–			–

Statement of changes in shareholders equity

(Before appropriation of net income, Company only)

		2004	2005
Net income for the year (in EUR thousand and EUR per share)			
Net income			
	Total net income	295,152	270,156
	Earnings per share	2.06	1.88
Recommended dividend			
	Total	179,233	193,573
	Per share	1.25	1.35
Statement of changes in Shareholders' equity (in EUR thousand)			
A)	1 - Shareholders equity at December 31, 2004		4,343,679
	2 - 2004 dividend		184,505
	3 - Shareholders equity at January 1, 2005		4,159,174
B)	Capital contributions credited to Shareholders equity:		
	1 - Change in common stock		
	2 - Change in other items		
C)	Shareholders equity at January 1, 2005 including capital contributions **(A3 + B)**		4,159,174
D)	Movements for the year:		
	1 - Increase in common stock		1
	2 - Increase in paid-in capital in excess of par		25
	3 - Increase in revaluation reserve		96,331
	4 - Change in other reserves		–
	5 - Change in untaxed reserves		–
	6 - Increase in retained earnings		–
	7 - Net income for the year		270,156
E)	Shareholders equity at December 31, 2005 before dividends **(C + D)**		4,525,687
F)	**Change in Shareholders equity (E - C)**		**366,513**
G)	of which: changes due to structural changes		–
H)	**Change in Shareholders equity excluding effect of structural changes (F - G)**		**366,513**
Notes:			
D3:	Amounts transferred to the revaluation reserve during the year		96,331
D6:	Dividends on treasury stock credited to retained earnings		–

Appropriation of profits for financial year 2005

Amounts to be appropriated		(in EUR)
Retained earnings brought forward from prior year		163,141,247.14
Net income		270,156,351.29
Recommended appropriations		
Legal Reserve	120.00	
Special long-term capital gains reserve	–	
Dividends	193,573,293.75	
Statutory share of income attributed to the General Partners in accordance with the bylaws	8,894,230.50	
Tax on distributed earnings	–	
Other reserves	–	
Retained earnings	230,829,954.18	
Total	**433,297,598.43**	**433,297,598.43**

Five-year financial summary

	2001	2002	2003	2004	2005
I - Capital at year-end					
a) Common stock	269,431,746	283,585,460	286,774,050	286,774,050	286,775,250
b) Number of common shares outstanding	134,715,873	141,792,730	143,387,025	143,387,025	143,387,625
c) Number of non-voting preferred shares outstanding	–	–	–	–	–
d) Maximum number of shares to be created	–	–	–	–	–
II - Results of operations					
a) Net revenues	364,240,518.88	364,877,827.54	349,657,871.00	358,973,808.26	394,642,982.30
b) Income before tax, depreciation, amortization and net change in provisions	457,409,251.36	306,269,486.48	171,879,396.33	232,415,973.57	196,470,258.86
c) Income tax	415,485.00	13,188,696.00	4,304,116.00	27,222,094.00	11,225,190.00
d) Employee profit-sharing	–	–	–	–	–
e) Net income after tax, depreciation, amortization and net change in provisions	452,871,105.91	332,387,387.56	178,237,815.34	295,151,971.68	270,156,351.29
III - Per share data					
a) Earnings per share after tax, before depreciation amortization and net change in provisions	3.39	2.07	1.17	1.43	1.29
b) Net income after tax and depreciation amortization and net change in provisions	3.36	2.34	1.24	2.06	1.88
c) Dividend per share	0.85	0.93	0.93	1.25	1.35
IV - Employee data					
a) Average number of employees	33	34	36	31	30
b) Total payroll	1,110,087.73	1,409,510.18	1,224,689.86	1,135,963.43	1,068,495.48
c) Total benefits	435,795.99	462,332.27	498,850.08	461,065.13	410,152.95


MICHELIN
A better way forward

SEC FILE #82-3354

The Shareholder's Guide



2002

MICHELIN

A better way forward

Michelin Primacy HP,
The design is based on a technology which combines both a tire construction that changes its shape easily, to ensure maximum tire tread contact with the road, and a highly rigid tread pattern to enable every square millimeter to operate at maximum efficiency.

In brief
1 • Profile
2 • Michelin at a glance
4 • Édouard Michelin's message
6 • Key Consolidated Figures
8 • Strategy and commitments
12 • Corporate governance
16 • Highlights

18 • 2005 Operations and results
20 • Passenger car and Light truck
24 • Truck
28 • Specialty operations
34 • Balance Sheet and Financial Structure
40 • Outlook

41 • A better way forward
In pictures

48 • Being a Shareholder
50 • Listening to and understanding your expectations
54 • The Michelin Share
56 • Corporate Capital and Shareholders (Dividend, tax)
60 • The custody of Michelin shares
62 • Buying and selling Michelin shares
64 • The Rights of a Shareholder
66 • Annual Shareholders' Meeting
68 • The Stock Exchange at a glance
70 • Glossary (all words underlined are listed in the glossary)
77 • Financial Agenda for 2006



IN BRIEF

1895

For the Paris-Bordeaux-Paris race, Michelin built and drove the Eclair, the first car ever fitted with pneumatic tires.

2005

Michelin and its partners won all the World Champion titles through superior technology and experience:

Formula 1 Driver World Champion

Formula 1 Constructor World Champion

Rally World Champion,

Le Mans 24 Hours Champion,

MotoGP World Champion

MBT World Champion

What is the link between those two dates?

Since its creation, Michelin has placed innovation at the heart of its development.

Today's world No. 1 tire manufacturer with 19.4%* market share, Michelin is at the forefront of all tire markets and travel-related services thanks to the quality of its product offering. Michelin is the **undisputed leader** in the most demanding technical segments, and designs forward-looking **solutions** to help the road transportation industry in its bid to improve **competitive edge** and to meet modern society's ever more pressing needs for **safety, fuel efficiency** and respect for the **environment.**

To further strengthen its position and performance, Michelin pursues a **global, targeted growth strategy** focusing on high value-added segments and on expansion in the higher-growth markets, while improving its productivity across the board.

In a nutshell, its mission is to promote its values of respect for Customers, People, Shareholders, the Environment and Facts in contributing to mobility enhancement of both goods and people.

IN SHORT, PROPOSING "A BETTER WAY FORWARD".

* *Accounting for 19.4% of world tire sales according to Tire Business, August 29, 2005.*

CONTRIBUTING TO PROGRESS IN MOBILITY

An innovative partner serving original equipment manufacturers (OEMs), Michelin Group continues to enrich its service offering to both individual and professional drivers through its involvement in motor sports, its presence in all distribution channels and its attention to user expectations.

Skilled and motivated teams in touch with their customers

- OVER **129,000** EMPLOYEES WORLDWIDE
- **4,000** RESEARCH ENGINEERS IN EUROPE, THE UNITED STATES AND ASIA

An Outstanding Global Coverage

- A GLOBAL NETWORK WITH SALES OPERATIONS IN MORE THAN **170** COUNTRIES
- INDUSTRIAL OPERATIONS ACROSS **71** SITES IN **19** COUNTRIES
- RUBBER TREE AGRICULTURAL OPERATIONS WITH **6** PLANTATIONS IN BRAZIL AND NIGERIA

Efficient Organization

- **8 Product Lines,** with their own marketing, development, production and sales resources;
- **2 Tire distribution** networks;
- **2 Business entities:** ViaMichelin and Michelin Lifestyle;
- **5 Geographic Zones:** Europe, North America, South America, Asia and Pacific, Africa and the Middle-East;
- **11 Group Services** that support the other entities;
- **1 Technology Center** with facilities in Europe, the United States and Asia;
- **1 Industrial Performance** Department;
- **1 Marketing and Sales Performance** Department.

IN BRIEF

An Extensive Brand Portfolio

Two world-class brands – Michelin and BFGoodrich – strong regional brands, leading national brands, and well-positioned private brands to cover all market segments.


MICHELIN

BFGoodrich

UNIROYAL

回力
WARRIOR

Kleber

Kormoran

RIKEN

TAURUS

MICHELIN
Remix

RECAMIC

Pneu Laurent

Encore

TCi

EUROMASTER

Highly reliable products and services

Tires for cars, trucks, tractors, handling equipment, earthmovers, cycles, aircraft, subway trains, trams...

Tire distribution and **Euromaster services** in Europe, TCI in the United States.

Mobility Enabling Services Michelin OnWay, Michelin Euro Assist;
Fleet **Management and Consultancy** Michelin Fleet Solutions, Michelin Business Solutions and Tire Advisor.

Ground linkage and pressure monitoring systems through joint research with industry leaders Robert Bosch GmbH, Toyo AVS, TRW, Vallourec Composants Automobiles, Wabco, Woco...

Michelin **maps and guides,** ViaMichelin **services and digital mobility** enabling products.

Michelin Lifestyle **products** in partnership with licensees: automotive and cycle accessories, equipment for work, sport and leisure, and collectibles.

Édouard Michelin and Sébastien Loeb, at a World Rally Championship event in 2005. ▷



It is my earnest hope that this first edition of the Shareholder's Guide will live up to your expectations and that it will enable you to easily pinpoint all the information you need to fulfill your important role as Michelin's Shareholder.



Dear Shareholder,

Despite an economic environment marked by the continued rise in raw material costs and the significant decline in the European Truck tire market, we have achieved our operating margin target before non-recurring items, which was up slightly from 8.7% in 2004 to 8.8% in 2005. Net income increased by 36% to EUR 889 million.

Firm prices, focused growth, cost control

Raw material costs rose by more than 60% in the course of the last 4 years at constant currency, with a hike of 15% in 2005 alone. Michelin was able to restrict the impact on its gross profit margin through its firm pricing policy and continued growth in the higher value-added, technically advanced segments, reflected in significant sales growth for both the Michelin and BFGoodrich brands.

Coupled with efficient control of structural costs, this strategy translated into a 5% increase in operating income before non-recurring items to EUR 1,368 million. This performance was delivered in spite of a decrease in sales volumes mainly due to the decline in the European Truck tire market and to a drop in the number of lower value-added tire sales in North America.

I would like to point out that the year's achievements are the fruit of excellent work on the part of all our teams.

A fine performance in Specialty Operations

The turnaround which began some years ago in Specialty tire operations - Earthmover, Agricultural, Two-Wheel and Aircraft tires - continued in 2005.
The segment's operating margin is now close to those of the Passenger car and Light truck or Heavy Truck tire operations.
In Earthmover tires, the Group was successful in increasing volumes despite industrial production capacity constraints and was able to pass price increases. In addition, the success of the radial sport range in Motorcycle tires enabled Michelin to further build upon its position in all the major national markets.
As for Aircraft tires, the radialization of the market continues. Taking full advantage of the strong growth in air transportation and price increases, this activity posted substantially improved earnings. In Agricultural tires, although the economic environment was marked by sharply declining markets, Michelin succeeded in gaining market share in North America.

Innovation and quality

Innovation and quality form the very core of our strategy.
The reason for Michelin's growth in the more technical and more lucrative market segments





IN BRIEF

is our ability to offer our customers high-quality and innovative products and services.
On the Truck tire segment, Michelin X One, the extra-wide tire designed to replace twin mounts, has met with overwhelming success in the United States. The year 2005 was also marked by the launch of "Michelin Durable Technologies", a cluster of innovations which have made revolutionary breakthroughs in tire performance and tire service life for Trucks and Buses.
In the highly demanding Passenger car winter tire market, the new Michelin X-Ice North enabled us to post market share gain in Nordic countries.
In Asia, where the Group is leader on the Chinese Passenger car Replacement market, the Michelin brand went from strength to strength.

Preparing for the future

The fast developing Asian economies, China, India and the ASEAN in particular, offer high growth prospects for mobility markets, especially road-based mobility.
Your Company has every intention of taking full advantage of this growth potential and of investing substantially in new manufacturing capacity to be able to serve these new markets, just as it does in Eastern Europe, Russia and South America.
In North America and Europe, Michelin intends to maintain global production capacity and to actively pursue automation and increased productivity.
This ambitious industrial strategy led to a total investment of approximately EUR 1.3 billion in 2005.
In 2006, we shall be continuing this strategy of "strengthening the West and supporting growth in the East" as well as continuing our efforts to reduce costs. Our objective is to generate a higher operating income and an operating margin equivalent to that of 2005.
Over the next five years, we expect to return to dynamic growth with an average 3.5% annual volume sales growth.
By 2010 we aim to generate an operating margin before non-recurring items of more than 10% and a return on capital employed in excess of 10%, which should ensure a significantly positive free cash flow.

The retirement of Mr. Zingraff

After a 20-year long career as Managing Partner successively to Mr. François Michelin, then myself and Mr. Michel Rollier, Mr. René Zingraff will relinquish his present duties after the forthcoming Annual Shareholders' Meeting.
I would like to take this opportunity to thank him warmly and underscore the value of his contribution in making your Company become what it is today.

Thank you for your confidence,

Édouard Michelin

KEY CONSOLIDATED FIGURES

(IFRS standards)




15,048
15,590
+3.6%
04
05

NET SALES
in EUR million


1,303
1,368
+5%
8.7%
8.8%
04
05

OPERATING INCOME*
in EUR million
OPERATING MARGIN*
in %

* *Before non-recurring items.*


645
889
+38%
04
05

NET INCOME GROUP SHARE
in EUR million


1,107
1,336
+21%
04
05

PURCHASES OF INTANGIBLE ASSETS AND PP&E[1]
in EUR million
[1]Property, Plant and Equipment.



Segment	Net sales	Change
Passenger car and Light truck & related distribution	8,621	+ 3.9%
Truck & related distribution	5,072	+ 3.5%
Specialty operations	1,897	+ 2.5%

2005 NET SALES BY BUSINESS SEGMENTS
in EUR million



Region	Net sales	Change
Europe	7,664	- 2.6%
North America	5,538	+ 9.2%
Other regions	2,388	+ 13.3%

2005 NET SALES BY REGIONS
in EUR million



Segment	Operating result	Change	Operating margin	Change
Passenger car and Light truck & related distribution	782	+ 1.8 %	9.1 %	- 0.2 pt
Truck & related distribution	451	- 9.8 %	8.9 %	- 1.3 pt
Specialty operations	135	+ 286 %	7.1 %	+ 5.2 pts

2005 OPERATING RESULT BY BUSINESS SEGMENT*
in EUR million

2005 OPERATING MARGIN*

** Before non-recurring items.*

STRATEGY & COMMITMENTS



*A large and buoyant market undergoing major change**

The world tire market totaled USD 92 billion[1] and replacement accounted for 75%. It has a strong growth potential: the distance driven in cars should increase 50% by 2030, compared to 2000 and heavy hauling should increase by 75%[2]. Most of the volume growth will come from emerging countries. As drivers and heavy hauling companies look for more safety and comfort, the developed countries nevertheless offer significant potential in value terms, linked to the growth of top-of-the-range vehicle markets.

A global, targeted growth, profitable and sustainable

As a global actor present on all tire markets, Michelin focuses on fast growing higher value-added segments and is stepping up its development in high growth emerging countries. Being well established locally, we can meet specific aspects of market needs. Our policy is one of sustained internal growth complemented by partnerships and carefully selected acquisitions to enable us to establish markets in new countries more quickly.

We attach great importance to our performance in the long term by making faster progress in profitable business segments of our own choice, enhancing our position in countries with a strong potential, reducing our fixed costs and improving our flexibility and becoming more responsive.
Technology, innovation, marketing and tailored service: the Group's pricing policy reflects an approach focusing on operations enjoying proper recognition of its technical superiority.

"Strengthening the West, and supporting growth in the East"

Michelin aims at all-round excellence in design, industrial processes and customer satisfaction. Focused on results and customers, Michelin's Quality System combines the provisions of Michelin's Quality Assurance (to build on past experience) and Michelin's Continuous Improvement Approach to keep enhancing and implementing best practices in every area among all Group entities.

The Group's productivity drive involves specializing plants, deploying standard, yet flexible, processes of proven excellence and optimizing supply chain operations. In this connection, the priority given to streamlined inventory management, flexibility and reactivity enables Michelin to gradually lower its working capital requirements while maintaining high quality services.

* *For a detailed presentation of the Group's markets and competitive positioning. Please refer to the "Michelin Fact-Book" downloadable from www.michelin.com/corporate*
(1) Source: Tire Business, August 29, 2005.
(2) Source WBCSD – Mobility Report 2030.

Against this background, Michelin is optimizing its West-European and North-American facilities in order to secure a strong and profitable industrial base in the developed markets. Simultaneously, we are increasing our production capacity in Asia, Eastern Europe and South America to bolster up our growth on emerging markets.

Leveraging diversity and mobilizing all talents

Michelin has a 129,000 strong workforce on all continents. It is our intention to give all employees the opportunity to give their very best. Our organization promotes teamwork, individual initiative and empowerment. Large-scale training encourages the acquisition and sharing of know-how as well as a positive attitude to change. The program also promotes a customer and results-orientated corporate culture which is turned towards innovation and reflects its shared values of respect and responsible work.

Internal promotion is indeed key to Group career management. It is based on advanced techniques for assessment and career management, and promotes professional mobility. Large numbers of management staff do not live in their country of origin, a mixing of population which contributes to open-mindedness and creativity.





IN BRIEF

MICHELIN'S OBJECTIVES SET FOR 2010

- average volume growth in excess of 3.5% per year with an emphasis on higher value-added segments;
- minimum 10% mid-cycle average operating margin;
- inventory limited to 16% of net sales;
- return on capital employed (ROCE) in excess of 10%;
- substantially positive and recurring free cash flow which the Group will use to strengthen the Group's financial structure and increase Shareholder value.

As part of its profit-sharing policy, Michelin has introduced a global Employee Shareholder Scheme, supplemented by a stock option plan for selected Group managers. Some 69% of the employees concerned chose to become Company Shareholders, which testifies to the confidence they have in their Company.

A driving force behind sustainable mobility

Sustainable mobility underpins the Group's growth strategy. Over the next decade the price of energy and raw materials is bound to remain high. By being active in safety and environment-friendly research, Michelin keeps increasing tire life, fuel efficiency and finding new materials: for these are good opportunities for the Group to valorize its technological edge, its innovation capacity and to show its superiority.

Michelin's Performance and Responsibility Approach

Launched by the Managing Partners in 2002, Michelin's Performance and Responsibility approach confirms the Group's abiding values and principles and promotes their implementation as part of its search for balance and responsible development.

The "Michelin Performance and Responsibility Charter" **is the reference document which explains our approach,** clearly states our vision and spells out our values so that they are more easily put into practice throughout the Group:

- Respect for Customers
- Respect for People
- Respect for Shareholders
- Respect for the Environment
- Respect for Facts

Available from www.michelin.com, the Charter was published in fifteen languages and to several thousands of managers.

The current results are presented in the **"Michelin Performance and Responsibility Report"** in which our progress is clearly outlined and our short and medium-term objectives are specified in each area. This report is published in extenso every other year. And each year, we indicate how our main benchmark figures have evolved. In 2005 Michelin was singled out from among the top ten French companies for the quality of its communication policy on sustainable development*.

* *The roster of awards was drawn up by "Utopies" on the basis of the 2004 reference study by Global Reporters.*


Respect for Customers
Respect for People
Respect for Shareholders
Respect for the Environment

IN BRIEF

Nine areas for specific action

After a global detailed review, the Group selected nine areas for specific action, each one of which is spearheaded by project leaders who co-ordinate our initiative worldwide by involving company personnel to reap benefit from best practices and boost progress:

- **The responsible performance of our products and services.** The examples given in this Shareholders' Guide show that the new products we launched in 2005 were developed with a high sense of responsibility on our part.
- **The environmental impact of the use of tires.** We analyze tire debris shed during service life, and as a precaution eliminate substances which are potentially harmful to health and the environment.
- **Recycling end-of-life tires.** At the end of 2004, 85% of used tires were recycled in Western Europe.
- **Environmental management in our sites.** At the end of 2005, 94% of the Group's finished products were made in ISO 14001-certified sites.
- **Risk Management** for which we have defined a stringent standard: the High Protected Risk Michelin (HPRM). The process will be gradually deployed throughout our sites and should be completed in 2008 or 2009.
- **Safety and a quality working life for our employees.** In the space of three years, we have succeeded in reducing our accident rate by 64% which stood at 3.61 at the end of 2005.
- **Diversity within our teams.** We are reinforcing the integration of minority groups and expanding the internationalization and feminization of our teams.
- **The relations we have with our host-communities.** We are setting up dedicated entities to promote economic development in the neighborhood of our plants
- **Michelin's contribution to sustainable mobility.** We are stepping up and internationalizing our long-standing commitment to road safety. The Group actively contributed to the Sustainable Mobility Project and the Mobility 2030 report within WBCSD*. The Group created Challenge Bibendum, an event which quickly attracted OEMs, energy suppliers, parts manufacturers, the scientific community and public authorities worldwide around the issue of sustainable mobility. The Bibendum Forum & Rally held in 2005 showcased 51 vehicles featuring the most promising technologies. All rallied the Aichi Universal exhibition (Japan) from Kyoto, highlighting their full potential in real driving conditions.

* *WBCSD brings together some 200 international companies in a common effort to address the issue of sustainable development.*



For more information, download and refer to Michelin's Charter and Performance and Responsibility Report from **www.michelin.com/corporate**.

These documents can also be obtained on request by email at: **performance-responsabilite@fr.michelin.com**

CORPORATE GOVERNANCE


Édouard Michelin


René Zingraff


Michel Rollier

Compagnie Générale des Etablissements Michelin, the Group's parent Company was incorporated 140 years ago as a partnership limited by shares. The Michelin Company structure ensures a clear-cut separation between Group Management and the company's controlling bodies, as well as a stable Management team answerable to Shareholders, sharing responsibility with them and promoting the implementation of long-term strategies.

Partnership limited by shares, an original model

A Partnership limited by shares is comprised of Shareholders and the Managing Partners.

- The Shareholders are liable for the Company's debt only to the extent of their capital contributions. They exercise their authority at the Annual Shareholders' Meetings:
  - they appoint the Managing Partners and General Partners, subject to unanimous approval by the General Partners, the Supervisory Board members chosen among the Shareholders in order to represent them and the Statutory Auditors;
  - they approve the accounts presented by the Managing Partners and give their decision as to the allocation distribution of net income;
  - they approve any amendments to the Company's Articles of Incorporation.
- The General Partners are jointly and severally liable for the full amount of Michelin's debt, should the Company fail. Their resignation as General Partners to free themselves from the corresponding liabilities is subject to a decision by the Shareholders at an Extraordinary Shareholders' Meeting.

  Although they may be Shareholders, they are barred from voting to appoint the Supervisory Board members.

The Managing Partners' Stable management committed to the Shareholders

Michelin is run by one or more Managing Partners, who must be General Partners and natural persons. They receive no salary or compensation in kind, but they are collectively entitled, as General Partners, to a statutory share of Company profits.
The Managing Partners' joint and several liability assures the Share-holders that Michelin is managed in their best interests in the medium and long term.
Michelin is headed by a team of Managing Partners, currently Messrs. Edouard Michelin, René Zingraff, and Michel Rollier, since 1991, 1986 and 2005 respectively.
The Group's Managing Partners have wide experience in Group affairs. They are accountable to the Shareholders for their management.
They are assisted by the Group's Executive Council (GEC) which meets monthly.
The GEC comprises ten members drawn from among the heads of the Group Services, the Product Lines, the Technology Center and the Geographic Zones.

IN BRIEF

Group Executive Council *(January 2006)*

❶ **Michel Caron**
Quality & Organization
Tourist services, ViaMichelin,
Supply Chain, IT Systems

❷ **Thierry Coudurier**
Passenger car and Light truck
Competition

❸ **Hervé Coyco**
Asia

❹ **Éric de Cromières**
Europe
Euromaster
Head of Marketing
and Sales Performance

❺ **Jim Micali**
North America
TCI

❻ **Didier Miraton**
Technology Center
Head of Industrial Performance

❼ **Jean Moreau**
Personnel
Environment and Prevention

❽ **Pete Selleck**
Truck
Africa and the Middle-East

❾ **Jean-Dominique Senard**
Financial Affairs
Legal Services, Plans and Results

❿ **Bernard Vasdeboncœur**
Specialty Product Lines
Agricultural, Aircraft, 2-Wheel, Earthmover,
Components, South America, Purchasing

Secretary of the Group Executive Council
Patrick Oliva


❶ ❹ ❽


❿ ❸ ❻


❾ ❼


❷ ❺

The Supervisory Board An independent controlling body

Its members are elected by the Shareholders. The Code of conduct states that the Supervisory Board should be made up of a majority of independent members (i.e. members having no ties whatsoever to the Company, the Group or its management that could alter their free judgment). In 2005, six out of seven members of Michelin's Supervisory Board were independent.

The Supervisory Board gives an account of its mission in a report presented at the Annual Shareholders' Meeting. The members of the Supervisory Board assess the opportunity and quality of the Managing Partners' proposals and the allocation of Company earnings. The Chairman of the Supervisory Board presents a complementary report describing both the conditions in which the Board's preparatory work was performed and the procedures for internal auditing. The Supervisory Board met 4 times in 2005 with a 96% attendance rate.

The Supervisory Board and its committees

The Supervisory Board monitors the management of the Company on an ongoing basis on behalf of the Shareholders. It is made up of seven members. They are appointed for five years and together bring the benefit of their strong experience in management as well as their industrial and financial expertise.

The Supervisory Board has set up two specialist Committees to help it carry out its mission.

- **The Audit Committee,** in charge of assisting it in its control mission, including review of:
  - the corporate and consolidated accounts,
  - risk management and internal control procedures.

  It comprises four members of the Supervisory Board, three of whom are independent.

- **The Compensation Committee** oversees Group management team compensation policy and in particular variable pay and the stock option plans. It is composed of seven Supervisory Board Members.

Members of the Supervisory Board

❶ **Éric Bourdais de Charbonnière**
67
Non-independent Member
Chairman of the Supervisory Board
Member of the Audit Committee

❷ **Patrick Cox**
53
Independent Member

❸ **François Grappotte**
70
Independent Member
Chairman of the Audit Committee

❹ **Pierre Michelin**
57
Independent Member
Member of the Audit Committee

❺ **Laurence Parisot**
46
Independent Member

❻ **Benoît Potier**
49
Independent Member

❼ **Édouard de Royère**
74
Independent Member
Member of the Audit Committee





The Statutory Auditors

The Statutory Auditors are appointed by the Annual Shareholders' Meeting for a term of six years.
The Statutory Auditors test the fairness of Group financial statements and carry out other mandatory inspection missions.

Statutory

PricewaterhouseCoopers Audit
Represented by Mr. **Dominique Paul,** Partner
Corevise
Represented by Mr. **Stéphane Marie,** Partner

Substitutes

Pierre Coll
Partner of PricewaterhouseCoopers Audit
Jacques Zaks
Partner of Corevise



HIGHLIGHTS

Across the board tire price increases
Michelin has folded the continued rise in raw material costs into the prices of all its product ranges and markets. Additional price increases have been announced for 2006.

Confidence Award
Michelin came out top in the list of the 55 French brands most trusted by the French, a ratio established for Challenges Magazine by TNS Sofres.

Two new manufacturing plants
In Hungary we inaugurated a manufacturing plant for Passenger Car tires in September with an initial annual production capacity of 800,000 tires. The investment amounts to EUR 58 million.
In Brazil we are building an Earthmover Tire manufacturing plant which will have a start-up capacity of 40,000 tonnes. Production should begin in the second half of 2007. The final investment will be close to EUR 320 million.

Transfer of Michelin's Wheel Operations
For lack of critical size, Michelin transferred its Wheel operations in May to German firm, Mefro group. This had comprised 4 subsidiaries.

ViaMichelin expands its range of services
In July, ViaMichelin acquired Kirrio, a company specialized in PDA and mobile terminal GPS tools. ViaMichelin will be in a position to deliver a comprehensive navigation offering (including software and hardware) to the fast growing European market.

Industrial expansion in North America
Following the extension plan announced by Michelin in December 2005, the Lexington (USA) Earthmover plant will be able to increase production by 50% to satisfy growing demand for large earthmover radial tires.





IN BRIEF

2005: a Record-Breaking Year

Michelin made a clean sweep in 2005: in Formula 1 (with Renault's Fernando Alonso), and WRC-Rally (with Citroen's Sébastien Loeb), Michelin scored a double win, snatching both the driver and constructor's World titles. Unchallenged since 1998 it won the Le Mans 24 Hours race. With Yamaha's Valentino Rossi it was MotoGP World Champion (14th consecutive title for Michelin) and with Julien Absalon it was crowned MBT World Champion. Without giving an exhaustive list, it was also Trial World Champion and winner of the Dakar race in all 3 vehicle categories: Michelin proved once again the skills of its teams and the superiority of its solutions on all road surfaces, in all weather conditions and on all tracks.

Successful syndication of credit line
Compagnie Financière Michelin obtained a EUR 1.5 billion syndicated multi-currency revolving credit and improved the terms of the Group's debt financing. The syndication was substantially over-subscribed, reflecting the banks' strong confidence in Michelin Group's credit worthiness.

Michel Rollier appointed Joint Managing Partner
The Annual Shareholders' Meeting of May 20, 2005 appointed Michel Rollier Joint Managing Partner. Born in 1944, Mr Rollier joins Edouard Michelin and René Zingraff. Michel Rollier was a Member of the Group's Executive Council in his capacity as Chief Finance Officer. The appointment will ensure a smooth transition at the head of the Company well in advance of Mr René Zingraff's retirement.



Michelin enters the DJSI World Index
Starting 2006, SAM, the Swiss sustainable development rating agency included Michelin in both DJSI Dow Jones Sustainability indices: Stoxx (for Europe) and World.

Standard & Poor's upgraded Michelin's outlook
In July 2005, Standard & Poor's raised from "negative" to "stable" the outlook associated with the Group's rating, estimating that: "Michelin will go on gradually improving its earnings and generating higher and higher levels of cash flow, and should soon invest much of this free cash flow in its operations, which should yield benefits in the mid-term".



Michelin AxioBib

Ultraflex technology, Michelin's latest agricultural tire application, delivers low soil compaction for large and powerful tractors. Its casing profile optimizes sidewall flexion, and depending on applications, Michelin AxioBib is capable of carrying 20% more load for the same tire volume and pressure.

Note

Michelin changed its operational sector reporting segmentation in 2005:

- Distribution operations are now reported along with the relevant Passenger car and Light truck operations (SR1) or Truck operations (SR2). The operating margin of distribution operations being by nature below that of manufacturing operations, this has a negative impact on overall operating margin in both segments.
- A new "Specialty operations" (SR3) segment combines specialty tires (earthmover, agricultural, two-wheel, aircraft), maps and guides, ViaMichelin and Michelin Lifestyle derivated products. Net sales for 2004 and its operating income were recalculated in line with this segmentation and under IFRS for comparison.

2005 OPERATIONS AND RESULTS

Innovation, targeted growth,

Michelin pursued a targeted growth strategy which was worldwide, sustainable and profitable.
Driven by technology and innovation, this strategy was underpinned by strong brands and quality service.
The Group accordingly focused on high value-added segments and simultaneously stepped up expansion in emerging countries and boosted its efficiency and productivity.

PASSENGER CAR AND LIGHT TRUCK & RELATED DISTRIBUTION

No. 1 Tiremaker
MICHELIN, THE ROAD USERS' FAVORITE BRAND

40 factories in 18 countries

72% volume
REPLACEMENT SALES

55% of consolidated net sales

57% of operating income
before non-recurring items



+3.9%
8,295
8,621
768
782
+1.8%
9.3%
9.1%
04 05
04 05

NET SALES
in EUR million

OPERATING INCOME*
in EUR million

OPERATING MARGIN*
in %

** Before non-recurring items.*



Michelin X-Ice North
Leading-edge Michelin X-Ice North studded tire delivers outstanding traction on ice: it enhances vehicle grip on starting and braking performance with a 5 meter gain on its principal competitor.




Strategy

• Strategic partner of manufacturers owing to the quality of its research and global positioning, Michelin introduces its innovations through original equipment and gains the loyalty of road users, many of whom tend to buy the tire brand first fitted on their vehicle.

• In the Replacement market, the Group offers Michelin, the world's leading brand together with a diversified multi-brand portfolio in order to satisfy the different needs of all consumers and retailers.

• In both Original Equipment and Replacement tires, Michelin focuses on fast-growing high-tech, high value-added segments.

• Michelin enhances productivity and flexibility, strengthens industrial performance in developed markets and builds capacity to meet growing demand in the emerging markets.

Progression of sales

The value of Group net sales were up 3.9% despite the drop in volume of 2.1%. Replacement markets have shown moderate growth in Western Europe and more dynamic growth in North America. Original Equipment demand was slightly below 2004 levels.

The operating margin takes a firm stand

Despite the strong increase in raw material and energy costs, the operating margin remained high (9.1%). This resilience resulted from the further progress achieved in the sales of top-of-the-range tires, the strengthening of the Group's flag brands and price increases that held well throughout the year. This is the reflection of the improvement made in logistics and manufacturing performance, as well as the firm grasp we have on cost control in development and distribution.

Heightened product mix enrichment in Europe

The value of sales moved up appreciably because of a markedly positive price-mix effect. The Replacement market was up by 1.6% benefiting Winter, V & Z and High Performance segments. The Group recorded an excellent winter season, particularly in Nordic countries where the Michelin X-Ice North range scored points.

Growth in North America

In North America, the Replacement market was marked by the trend in favor of 4-wheel drive/crossover and high-performance tires. Both the Michelin and BFGoodrich brands won market share at the expense of private and associate brands that lost further ground.
Two new High Performance products have been launched: Michelin MXM4 and Michelin Pilot Exalto. Both have received a highly encouraging welcome.

In the Original Equipment market, which shows a slight downward trend, the Group increased its share in the Asian and European automotive manufacturer portfolio.

The **TCI** distribution network experienced a satisfactory year, opening new sales outlets and continuing to develop services above and beyond the simple act of selling tires.

Asia-Strong growth in China

Group sales flourished in China where the Michelin brand confirmed its leadership position in Original Equipment and gained more market share. Michelin also had an excellent winter season in Japan.

BFGoodrich in World Rally Championship
From 2006, BFGoodrich will be the Group's spearhead on the wide range of surfaces comprising the WRC (World Rally Championship), just as it has been in Rally Raid for a number of years.







Innovation & success stories

Michelin Primacy HP

This new top-of-the-range passenger car tire delivers maximum security on wet road surfaces. It has exceptional tread life and low rolling resistance, which makes a significant contribution to vehicle fuel-efficiency.

In 2005, Michelin secured

exclusive tire supply contracts for all of COSTCO's 380 "Service Centers" nationwide in North America.

In 2005, Michelin

was elected "Supplier of the Year 2004" by Porsche. The award was won thanks to Michelin's Supply Chain quality, cost optimization and capacity for technical innovation.

Focus

Tire Pressure monitoring to become compulsory in the United States from October 2007

In 2005, NHTSA, the US Transportation Department, adopted a rule providing that all new vehicles of up to 4.5 tons be fitted with pressure monitoring systems by end of September 2007, except for those fitted with twin mounts.

Michelin is active in this field, in particular via EnTire Solutions, LLC, its Joint Venture with TRW Automotive, set up in 2003 and which accounted for 11% of this market in 2005.


bar

TRUCK & RELATED DISTRIBUTION

No. 1 tiremaker
AND HIGH-TECH TIRE LEADER

28 factories in 16 countries

84% volume
REPLACEMENT SALES

33% of consolidated net sales

33% of operating income
before non-recurring items



	04	05	Change
NET SALES *in EUR million*	4,902	5,072	+3.5%
OPERATING INCOME* *in EUR million*	500	451	-9.8%
OPERATING MARGIN* *in %*	10.2%	8.9%	

* Before non-recurring items.

Michelin XDN 2 Grip
Launched in 2005, the new Truck tire benefits from multiple new technologies. Its water-drop sipes are self-regenerating. At 2/3 of its wear life, the tire's wet performance is 30% superior to that of other similarly worn tires! And deeper in, the "three-dimensional" sipes increase tread block stiffness and reduce wear. The bottom line is 25% more mileage than previous-generation tires.




Strategy

The Group intends to widen the Michelin brand's unbeatable competitive edge in original equipment, replacement tires and retread.

- **As improved uptime and fleet mobility are the key to its competitive edge, Michelin's combined solutions in products and services increase the bottom line of its transportation industry customers.**
- **The Group is also developing strong partnerships with manufacturers and distributors.**
- **Michelin is enhancing the critical size and competitive edge of its facilities, improving its supply chain performance and raising its production capacity in emerging countries.**

2005: Sharp decline in the European Replacement market

Group net sales rose 3.5% despite a 1.8% drop in volumes. Replacement slumped in Europe, stagnated in North America and experienced double-digit growth in China. First-half Original Equipment markets were very buoyant with trends reversing in the second half.

Operating margin down

The operating margin slipped down 1.3 points to 8.9%. The fine performance achieved in Asia and in both North America and Brazil could not offset the drop in sales volumes on the Replacement market nor could it compensate for the escalation in raw material costs.

Contrasted European markets

In Original Equipment, markets were up 4%, despite a 6.2% drop in the 4th quarter. The Replacement market was hit particularly by the lackluster economic situation, the rise in the price of fuel, and a flattening out of road transportation. To preserve their cash flow, distributors and users alike tightly managed their inventory and often resorted, more than in the past, to retreading and regrooving.

The launching of the "Michelin Durable Technologies" range has proved to be a sweeping success.

A bus in Beijing
Michelin became Beijing City's No.1 radial tire supplier for the City bus lines after signing a supply contract.



Strengthening in North America

In Original Equipment the Michelin Group recorded a satisfactory year and strengthened its position with local automakers.
The Group has opened 8 new retreading workshops and gained market share.
In Replacement equipment posted a sturdy performance aided by a product mix enhanced by the addition of new products.

In South America Michelin bolstered up its positions in a slow-moving economic environment.
The Replacement market in Brazil dropped significantly, whereas original equipment was affected by the appreciation of the Real, which subsequently put a damper on truck tire exports.

Asian markets thrived

The Chinese market accounted for 29% of the global market and only 23% of it was radialized, thus representing a formidable growth opportunity for Michelin. The Group signed a contract to equip Beijing's Buses with radials. The vehicles on the tire Replacement market are either old or obsolete, with the result that this market is not easy to penetrate.

In Japan, sales have improved both in Original Equipment and Replacement.


Globetrotter XL



Innovation & success stories

Michelin X One Certified by Volvo: Volvo became the second European OEM after MAN to certify Michelin X One high-performance tires with IVTM, the integrated permanent electronic tire pressure monitoring system.

Michelin Retread Technologies:
The North American network expanded with the opening of with 8 new retread workshops.

Michelin Fleet Solutions
Michelin Fleet Solutions, the tire + service integrated sales concept is entering a new phase with a successful breakthrough in the German market and emerging demand detected in Central Europe.

More than 1 million visits per year
Michelin deploys the transportation industry's largest sales force.

Focus

TRUCK TIRES RE-INVENTED
Under the name Michelin Durable Technologies, Michelin brought together the latest tire innovations that ensure lasting performance and high wear resistance. A cluster of different "regenerating" sipe types helps achieve both reduced wear and optimum grip in spite of repeated use. Tire construction with Infinicoil technology is yet another branch of innovation. A single steel cord running across the width of the radial casing increases tire rigidity. Further weight reduction, greater wear resistance, increased load-bearing capacity and more grip are the key benefits that these major innovations deliver to the heavy road hauling industry.



SPECIALTY OPERATIONS

No. 1 Radial Tiremaker
FOR EARTHMOVER AND AIRCRAFT

No. 1 European
MOTORCYCLE AND AGRICULTURAL RADIAL TIRE MANUFACTURER

No. 1 European
FOR TOURIST GUIDE AND PUBLISHING AND MOBILITY ASSISTANCE SERVICES

34 factories in 13 countries

12% of consolidated net sales

10% of operating income
before non-recurring items



+2.5%
1,851
1,897
35
135
+286%
1.9%
7.1%
04 05
04 05

NET SALES
in EUR million

OPERATING INCOME*
in EUR million

OPERATING MARGIN*
in %

** Before non-recurring items.*



Michelin Pilot Power Race
A direct outcome of competition-related development, the new Pilot Power Race motorcycle tire is the first motorcycle tire for road use with dual-rubber technology. Indeed, different rubber compounds are used on some portions of the tread and of the shoulders. In the middle of the tire, for instance, the rubber is capable of taking extreme acceleration and braking stress, whereas the shoulders' softer rubber makes for optimum grip while cornering.




Strategy

• In the Specialty tire segment, the Group develops close partnerships with manufacturers and conducts a growth strategy focused on the most technical segments in each market, where Michelin is very often the leading brand.

• Tourist guides, ViaMichelin digital mobility enabling services and equipment contribute to making the Michelin brand a household name. ViaMichelin also offers a significant growth potential.

• Michelin is a world-class brand as measured by brand awareness. To leverage this asset, the Michelin Lifestyle subsidiary jointly develops new products on a global scale through licences with partners.

OPERATIONS AND RESULTS

2005: Healthy income growth

Specialty sales increased 2.5% with varying performance, depending on the Product Line. This segment combines specialty tires, maps and guides, ViaMichelin's electronic information activities and Michelin Lifestyle's products.

The 3rd Reporting segment's operating income was multiplied by 4 to EUR 135 million. Operating margin reached 7.1%, up 5.2 points on 2004. This fine performance is attributable to the strong increase in Specialty tire income.

Earthmover tire operating margin surges forward

In an environment revitalized by the growth in open cast mining and the renewal of equipment, sales have increased despite the heavy restrictions in production capacity.

In Brazil a new plant with a start-up capacity of 40,000 tonnes will be operational in 2007.

Michelin's unchallenged technical leadership has enabled us to enhance our offering, whilst pricing products accordingly.



Agricultural tires exhibit contrasted performance

The agricultural tire market dropped by 6%. Although our sales in Europe decreased, Michelin gained market share in North America where we are the radial pioneer.

Two-Wheel commercial success

Two-wheel operations clearly posted improved returns thanks to a number of success stories, supported by a new distribution policy.
The new "Michelin Pilot power" tires for top-of the-range motorbikes have taken market share and hiked profitability.
Sales in the scooter segment have followed a satisfactory trend and results have been markedly enhanced.

Globally speaking, the bike market has remained stable, Michelin being positioned at the top of the range and having become increasingly competitive.

Aircraft – Radial tire technology is spreading and developing

With 8% growth in 2005, air passenger transportation continued to do well.
The substantial increase in kerosene prices nevertheless prompted airlines to renew their aircraft fleets to benefit from fuel-efficient, modern technologies.
The segment's sales are growing. Michelin gained market share and increased its prices, subsequently delivering better profitability.

Tested... and approved by a champion

Michelin Dual Compound technology combines a soft rubber surface and stiff rubber deep inside. Both grip and wear resistance are improved. Julien Absalon was riding on these tires when he became World Champion.







Innovation & success stories

27.00 R 49 X-Traction RD:
New high-performance tire for rigid dumpers operating in mines, quarries and muddy or damp worksites where traction must be optimal.

Michelin is the first tire manufacturer to equip the new Airbus 380 with a tire capable of carrying 33 tons at 387 km/h while reducing overall tire train weight by 794 pounds.

Michelin AxioBib
Ultraflex technology, Michelin' latest agricultural tire application, delivers low soil compaction for large and powerful tractors.

No more punctures with Michelin Airless scooter
A new tire not requiring any pressurized air: its radial structure absorbs shocks and its circumferential construction ensures excellent grip.
A carefree mobility solution to be enjoyed in a few years' time.



Focus

OPEN CAST MINES: A THRIVING MARKET
Cost-effective transportation of maximum ore volumes in record time: such is the goal of every open cast mine manager. Tires account for up to 20% of operating expenses in this type of mine: a highly profitable segment worth approximately EUR 1 billion. Michelin solutions offer optimal productivity.



Michelin Travel Guide Editions - Numerous successes

Market share has been gained by the maps and guides activity thanks to a better breakdown of the offering and the publication of new products such as the New York City Guide 2006, the Practical Travel Guide collection ("Voyager Pratique") and a new range of Atlases. A host of other projects are in the course of development.

ViaMichelin growing strongly

The personal navigation market doubled in 2005. By acquiring Kirrio we were able to develop a portable navigation device - ViaMichelin X-930 - for which sales have got off to a highly favorable start. ViaMichelin is now France's No.2 traffic information provider with Peugeot-Citroën its largest customer. ViaMichelin is Europe's leading tourist website with an efficient booking service covering some 40,000 hotels. Every day, more than 500 corporate customers use the company-oriented services.

Michelin Lifestyle great potential

Licensed derivated product operations posted strong, profitable growth. Michelin Lifestyle had a portfolio of more than 65 licensed partners at the end of 2005, most of whom were in Europe, the United States and Japan. With reduced fixed costs, limited downtime and having been operational since 2002, Michelin Lifestyle has been making a profit since 2004.

Michelin Voyager Pratique

Plenty of useful advice, original routes and always more places to go to for tailor-made trips in the 19 guides that make up the new collection, published in 2005.





Chine

Bibendum shares his tips about eating places in the streets of New York.





New York City
2006



Innovation & success stories

The first guide of New York's hotels and restaurants was published exactly 100 years after Michelin opened its first US offices in the city.

Cornilleau and Michelin Lifestyle have developed Tacteo, the first table tennis paddle range in composite materials. This table tennis paddle won the Observer of design 2006 star in the "Leisure" category.

Extending its product and service offering to the personal navigation European segment, in October 2005, ViaMichelin launched "ViaMichelin Navigation X-930", its first portable navigation system and one of the most compact on the market.



Focus

MICHELIN LIFESTYLE

The model is based on partnership and complementarity between Michelin and its product development partners. Three product families are concerned: vehicle and cycle accessories, sport, leisure and work equipments and items conveying Michelin's culture and history.



They all embody the brand's basic concepts - safety, reliability, performance - and strengthen its market legitimacy. All are exclusively developed for Michelin. Like Michelin tires, they are high-end products on their respective markets. The Group aims at benchmark excellence on all targeted markets.

BALANCE SHEET AND FINANCIAL STRUCTURE

Net Sales up

Net sales were up by 3.6%. This increase resulted from a combination of the following factors:
- a highly positive price mix effect of 5.1%,
- a 1.8% rise in sales volumes,
- negative scope impact (-0.5%) after the disposal of the Wheel operations in May 2005,
- a positive currency exchange effect of 0.9%.

The Group continued to enrich its mix in both brands and segments.

Operating income up by 5%

Despite another strong rise in raw material costs of 15% at constant exchange rates, representing an added expense of EUR 455 million, and a rise in the price of fuel for transport, the operating income before non-recurrent items posted a 5% increase at EUR 1,368 million.

The operating margin rose to 8.8% versus 8.7% in 2004.

Tight control over Sales, General & Marketing costs and R&D (21.7% of net sales versus 23.4% in 2004) without compromising our research efforts, helped absorb the cost of output schedule adjustment measures in the second half.

Substantial non-recurring profit

A non-recurring net profit of EUR 206 million (against an expense of EUR 64 million in 2004) corresponding to:
- a EUR 256 million non-recurring profit due to the decrease in the Group's discounted future liabilities in the US. This is related to the modification by Michelin of its plans for medical coverage for many of its retirees, following the implementation of the "Medicare Part D" plan;
- an expense of EUR 50 million corresponding chiefly to the restructuring costs of the Poitiers site in France.

Net Income markedly up

Financial expenses were up by EUR 45 million because of the rise in interest rates of the American dollar and the costs generated by the early partial reimbursement of a bond loan in the first half of the year. Taxes also increased (EUR 411 million) because of the rise in taxable income. Full-year operating income was up 36% to EUR 889 million. The Group's share was of the same amount.

Sustained investments

Michelin continued a sustained investment policy to strengthen its sites in the West and to further production capacity in the East. Gross tangible and intangible investments rose to EUR 1,336 million, which represented 8.6% of net sales.

Gross cash flow and working capital requirements up

With investments and working capital requirements up, free cash flow was however negative, generating an additional EUR 124 million financial requirement.

Gearing stable

The Group's shareholder equity increased by EUR 880 million. This increase can be explained essentially by the net income (EUR 889 million) and the currency conversion fluctuations (EUR 180 million).

The increase in the net financial debt of EUR 791 million is as follows:

- EUR 322 million due to translation differences owing in particular to US dollar appreciation against the euro during the period;
- The fair value accounting for put option contracts related to the holdings of certain minority interests in Group subsidiaries of EUR 151 million. These contracts are accounted for as debt in IFRS;
- EUR 221 million dividend distributions for the period;
- EUR 124 million working capital requirement.

At 90%, gearing was therefore stable versus January 1, 2005.

CONSOLIDATED INCOME STATEMENT

(in EUR million)	Year ended 31 December 2005	Year ended 31 December 2004
Sales	**15,590**	**15,048**
Cost of sales	(10,835)	(10,212)
Gross profit	**4,755**	**4,836**
Sales and marketing expenses	(1,775)	(1,897)
Research and development expenses	(565)	(576)
General and administrative expenses	(999)	(986)
Other operating income and expenses	(48)	(74)
Operating income before non-recurring income and expenses	**1,368**	**1,303**
Non-recurring income and expenses	206	(64)
Operating income	**1,574**	**1,239**
Finance costs – net	(280)	(235)
Share of (loss)/profit from associates	6	(19)
Income before taxes	**1,300**	**985**
Income tax	(411)	(331)
Net income	**889**	**654**
- Attributable to Shareholders	889	645
- Attributable to non-controlling interests	-	9
Earnings per share (in euros)		
- Basic	6.13	4.46
- Diluted	6.12	4.46

CONSOLIDATED
CASH FLOW STATEMENT

(in EUR million)	Year ended 31 December 2005	Year ended 31 December 2004
Net income	**889**	**654**
EBITDA adjustments		
- Finance costs - net	280	235
- Income tax	411	331
- Amortization, depreciation and impairment of intangible assets and PP&E	803	791
- Share of loss/(profit) from associates	(6)	19
EBITDA	2,377	2,030
Non-cash other income and expenses	(22)	25
Change in provisions for risks and charges	(353)	(243)
Net finance costs paid	(284)	(224)
Income tax paid	(261)	(270)
Change in value of working capital, net of impairments	(426)	4
Cash flows from operating activities	**1,031**	**1,322**
Purchases of intangible assets and PP&E	(1,292)	(1,045)
Proceeds from sale of intangible assets and PP&E	84	94
Acquisitions of consolidated shareholdings, net of cash acquired	(41)	(7)
Proceeds from sale of consolidated shareholdings, net of cash disposed	(3)	-
Purchases of other shareholdings	(17)	(56)
Proceeds from sale of other shareholdings	2	3
Change in value of other current and non-current financial assets	112	(45)
Cash flows from investing activities	**(1,155)**	**(1,056)**
Proceeds from issuance of shares	-	-
Proceeds from increase of non-controlling interests in the share capital of subsidiaries	14	8
Proceeds from sale of treasury shares	-	7
Dividends paid to Shareholders	(179)	(133)
Dividends paid to non-controlling interests of subsidiaries	(35)	(9)
Distribution and other withholding taxes	(7)	(43)
Change in value of current and non-current financial liabilities	(739)	(185)
Other	(8)	-
Cash flows from financing activities	**(954)**	**(355)**
Effect of the change of currency rates	**34**	**(11)**
Increase or (decrease) of cash and cash equivalents	**(1,044)**	**(100)**
Cash and cash equivalents as at 1 January	**1,655**	**1,755**
Cash and cash equivalents as at 31 December	**611**	**1,655**

CONSOLIDATED BALANCE SHEET

(in EUR million)	31 December 2005	31 December 2004
Goodwill	444	301
Other intangible assets	192	154
Property, plant and equipment (PP&E)	6,577	5,726
Non-current financial assets	435	392
Investments in associates and joint ventures	50	51
Deferred tax assets	1,227	1,304
Non-current assets	**8,925**	**7,928**
Inventories	3,225	2,858
Trade receivables	3,273	2,919
Current financial assets	229	143
Other current assets	618	571
Cash and cash equivalents	611	1,655
Current assets	**7,956**	**8,146**
TOTAL ASSETS	**16,881**	**16,074**

(in EUR million)	31 December 2005	31 December 2004
Share capital	287	287
Share premiums	1,845	1,842
Reserves	2,379	1,348
Non-controlling interests	16	69
Total equity	**4,527**	**3,546**
Non-current financial liabilities	3,092	3,054
Employee benefits	3,049	3,170
Provisions and other non-current liabilities	801	785
Deferred tax liabilities	71	54
Non-current liabilities	**7,013**	**7,063**
Current financial liabilities	1,647	1,894
Trade payables	1,792	1,599
Other current liabilities	1,902	1,972
Current liabilities	**5,341**	**5,465**
TOTAL LIABILITIES AND EQUITY	**16,881**	**16,074**

OUTLOOK

Markets should be relatively buoyant in 2006, with a rebound expected in the European Truck tire market. In Original Equipment, Passenger car and Light Truck markets should remain weak, whereas Truck markets, after a dynamic year, should experience more subdued growth.

Michelin believes that raw material prices should stabilize in 2006 at a level close to those reached at the end of 2005. The massive increase recorded throughout last year, however, will have a negative impact of around 11% versus 2005 on the average cost of raw materials. Michelin sought to limit this impact especially through the price increases implemented at the end of last year, and at the beginning of 2006. Raw material cost increases will however mechanically weigh on the Group's operating margin.

Against this background, Michelin's objective for 2006 is to generate a higher operating income and an operating margin equivalent to that of 2005; the Group has confirmed and is stepping up its focused growth strategy and its drive to cut costs.

MAGIC VIBES !

A rider like Valentino Rossi, who can describe in detail the slightest sensations he feels when racing, gives Michelin's engineers a tremendous asset. "These tires are just fantastic", the five-times World Champion told us.





YOUNG RIDERS!

Road safety begins at a tender age, and the purpose of Michelin's Junior Bike Competition is to make young cyclists aware of the importance of road safety and protective headgear. Figures for 2005 show that 34,400 children took part in the Competition in 39 towns in 9 EU countries.



PADDOCK HOTSHOTS

Backstage, away from the limelight of Fernando Alonso's dazzling performance on Renault in Formula 1, bustles a busy team of 35 men from Michelin, who know they can rely on those who work in research and manufacturing, as well as on the 129,000 Group employees, all rooting for victory.

KEEP IT CLEAN!

In today's ever more mobile world where fossile fuels are increasingly rare, ideas are what we need. Challenge Bibendum has become genuine regular showcase for breakthrough solutions in tomorrow's mobility.




Audi
Audi
Audi

TOUGH!

Winning is fine, but making sure the performance is not a flash in the pan is even better, though it's a tough assignment. Continual innovation has enabled Michelin to carry off the Le Mans 24 hours eight years in a row, the last five of which were won with Audi.





BREATHE DEEP

Michelin's strategic presence and its acknowledged skills in the growing of rubber plants go back a long way. There are two reasons for this: to be a participant in the progress achieved in the rubber growing sector and to ensure the sustainability of a quality natural resource.





ALL TERRAIN

For Michelin, innovation means helping each constructor and driver to win every rally, whatever the terrain or weather conditions. A racing champion who trusts his tires can turn his full concentration to the road and win!





CITROË



It is to be noted that as of December 31, 2005 Michelin has **193,455** registered Shareholders, more than **64,000** of whom are Group Employees. In all, **17.25%** of our Shareholders are physical persons.

Being **A MICHELIN** *shareholder*

"There would be no Company without the risk taken by the Shareholders."
Édouard Michelin - 2002

When a Shareholder invests, it is a proof of confidence and trust in Michelin Group and in its future, thus giving it the means to develop. Our Shareholders' involvement and loyalty are one of our strengths.

Thus, the Annual Shareholders' Meeting held on May 20, 2005, approved a highly forward-looking company by-law extending double voting rights to all our shareholders worldwide who have held their shares for more than 4 years.

Because we issue registered shares, we have established a very close relationship with our Shareholders, thereby enabling us to maintain both a privileged and a personalized contact with them. Since we know our Shareholders, whether the stock be in our custody or in a bank's, all information concerning Michelin Group is sent directly to the share account holder.

a dedicated team TO HELP YOU

Individual Shareholder Relations

Michelin has always entertained a close and trusting relationship with all its Shareholders. The staff in both the Individual Shareholders and Investor Relations Departments is attached to the Finance Department and provides our Shareholders, Investors and Financial Advisors with their competence, experience and guidance.



From left to right:
Anne-Marie Vigier-Perret
Manager of Individual Shareholder Relations and the Securities Department

André Souchal, Solange Demay, Gilberte Gravière, Michel Battut,
Seated: Annick Maufroy, Bernadette Gosset.

Investor Relations



From left to right:

Christophe Mazel
Manager of the Shareholder Relations Department

Laurence Moutillard, Marie-José Hervet-Couteau, Michelle Vuillerot, Anny Kubler, Dominique Viale, Jacques-Philippe Hollaender.



From left to right:
Annie Liandier, Claudette Brunel,
Françoise Ventézou *"Employee Shareholders"*,
Geneviève Cherouvrier *"French Investors"*,
Danielle Uhl, Monique Bruyas, Josette Larbre,
Marie-Noëlle Colombier *"Shares registered with the Company" and seated:*
Timothy Mercer *"Non-Resident Shareholders"*.

Individual Shareholder Relations Group and Securities Department



From left to right:
Sylvie Boudet, Joëlle Burlaud, Nicole Tanana,
Seated: Dominique Ferrière.

listening to and *understanding* YOUR EXPECTATIONS

The documents available

All our Shareholders have access to information which is comprehensive, easy-to-understand and adapted to everyone's needs.

- The **Shareholder's Booklet** combines the abbreviated version of the Annual Report and practical information for the Shareholder.
- The **Annual Report** provides a detailed account of Michelin Group's strategy and its financial performance; it also contains the financial and legal information required by the French Stock Exchange Regulatory Authorities (AMF).
- **Michelin's Performance and Responsibility Report,** which presents our objectives, our action plans and what we have achieved in the fields of sustainable development.
- The **Fact-Book** compiles a vast amount of information on the tire-manufacturing industry and market, and Michelin's facilities and organization. Every year in the month of February the Fact-Book is updated and subsequently available on www.michelin.com or it may be obtained as a CD by request.
- The **Shareholders' Letter,** published twice times a year, is timed to match the publication of the Company's financial performance.
- Michelin also publishes in the **BALO** (Bulletin des Annonces Légales Obligatoires - French-language Legal Announcements) all the information which a listed company is required to make public periodically and annually.
- The Company's **Reference Document** and the **memoranda on financial operations recorded by the French Stock Exchange Regulatory Authorities** (AMF) are also available upon request, or may be consulted on our Internet site and on AMF's (www.amf-france.org).

Numerous meetings with Shareholders

By organizing meetings in both Paris and the provinces, Michelin regularly sets out to meet its Individual Shareholders and talk with them. On June 7, 2005, Édouard Michelin invited the Shareholders to a meeting held at the Carrousel du Louvre convention hall located in the heart of the French capital. He personally explained the Group's strategies and prospects and then answered their questions. In partnership with other companies, our **Shareholders' Department** also organized meetings in Toulouse (April 7, 2005), Annecy (September 28, 2005), Rouen (October 17, 2005) and Nantes (December 14, 2005). Parallel to these encounters, **road shows** were organized throughout Europe, the United States and Asia. Financial analysts, investors and portfolio managers were also invited to visit manufacturing plants on theme tours. Michelin has also taken part in international **conferences** in the automotive sector and paid particular attention to the importance of communicating with investors and agencies rating Socially Responsible Investments (SRI).



Shareholders' Consultative Committee

Set up in 2003, the Shareholders' Consultative Committee is composed of **12 members** (incumbents), two of whom are Employee Shareholders; deputy members are also appointed. One third of the committee is renewed every year, the members being selected by an external and independent consultant. The purpose of the Shareholders' Consultative Committee is to give its opinion and advice to improve financial communication and enhance Michelin's image in the eyes of its Shareholders. In the course of 2005, the Committee met first in March in Clermont-Ferrand to discuss the Company's financial performance for the previous year and the transition to the new IFRS accounting standards. It met again in September in Montceau-les-Mines to visit a plant where passenger car and earthmover tires are manufactured. Moreover, when the Annual Shareholders' Meeting was held on May 20, 2005, the Committee asked three questions from the floor on the industrial challenges attendant upon technological developments, the social and environmental advantages to be derived from the use of natural rubber and on the meaning of the term of "Ground Clearance", which Michelin often uses and which is explained at the end of this booklet in the glossary section.

Please

use the following numbers and addresses to contact us:

INDIVIDUAL SHAREHOLDER RELATIONS



- Toll free number (France only): N° Vert 0 800 000 222
- Phone: + 33 (0)4 73 98 59 00
- Fax: + 33 (0)4 73 98 59 04
- Postal address:

Compagnie Générale des Établissements Michelin
12 cours Sablon
63040 Clermont-Ferrand Cedex 9 – France

- Email: actionnaires-individuels@fr.michelin.com

INVESTOR RELATIONS

- Phone: +33 (0)1 45 66 16 15
- Fax: +33 (0)1 45 66 13 19
- Postal address:

Manufacture Française des Pneumatiques Michelin
46 avenue de Breteuil
75324 Paris Cedex 07 – France

- Email: investor-relations@fr.michelin.com

The purpose of the web site
www.michelin.com/finance
is to promote financial communication. Its design as both a practical tool and a library enables users to download all the documents published by Michelin Group, especially the press releases and presentations made to institutional investors.

On this site, users will also find audiovisual recordings of the presentations of Group earnings, of the Annual Shareholders' Meeting and of meetings with Shareholders.

the Michelin SHARE

The Michelin share is listed on Euronext Paris

- Eurolist Compartiment A (Blue Chips)
- Deferred Settlement Service
- ISIN: FR0000121261
- Par value: 2 euros
- Minimum transaction possible: 1 share

Market capitalization

6.81 billion euros
(December 31, 2005)

Average annual daily transactions

842,053 in 2005

Indices

Being included in indices heightens the liquidity and the valuation of shares, which then are selected for portfolios and funds indexed using these benchmarks.

Michelin is part of 2 major stock market performance indices:
- CAC 40: 0.83% of the index
- Euronext 100: 0.37% of the index

Michelin also qualifies for the major sustainability indices which include only those companies considered to have incorporated sustainable development within their strategies:
- **DJSI**
  (Dow Jones Sustainability Index)
  Stoxx (for Europe)
  and **DJSI World** for 2006
- **ESI**
  (Ethibel Sustainability Index)
- **ASPI**
  (Advanced Sustainability Index)

Michelin's share performance

from 2001 to 2005 (Base 100 on December 31, 2000)



150
100
50
0
30,000,000
20,000,000
10,000,000
0
2001
2002
2003
2004
2005
Michelin
CAC 40
Monthly volume of transactions

Stock Exchange Information

Share price (in EUR)	2005	2004	2003	2002	2001
Highest	56.20	47.80	38.11	45.05	43.50
Lowest	43.75	34.82	25.02	24.50	23.84
Highest/lowest ratio	1.28	1.37	1.52	1.84	1.82
Last quotation	47.48	47.19	36.38	32.86	37.05
Change over the year	+ 0.6%	+ 29.7%	+ 10.7%	- 11.3%	- 3.9%
CAC 40 index variation	*+ 23%*	*+ 7%*	*+ 16%*	*- 34%*	*- 22%*
Market capitalization As at December 31, 2005 (EUR billion)	6.81	6.77	5.22	4.66	4.99
Average yearly trading volume	842,053	742,311	797,844	760,143	578,980
Average number of shares making up the capital	143,387,025	143,250,487	141,488,047	133,430,884	134,715,873
Number of shares traded over the year	216,407,691	192,258,470	203,450,155	193,836,344	145,902,912
Share turnover rate	**151%**	**134%**	**144%**	**145%**	**108%**

THE SHAREHOLDER'S GUIDE

Corporate capital
AND SHAREHOLDERS

Change in number of Shareholders


156,521
199,703
227,762
191,531
193,455
01
02
03
04
05

On December 31, 2005

Registered capital: **286,775,250 euros**

Number of shares outstanding: **143,387,625**

Total number of voting rights: **183,386,953**

Ownership structure and voting rights on December 31, 2005

CAPITAL




2.1% Employee Shareholder Plan
15.2% Individual Shareholders
4.1% Caisse des Dépôts et Consignations
27.8% Other French Institutional Investors
5.0% Capital Research and Management Company
45.8% Other Foreign Institutional Investors

VOTING RIGHTS




1.7% Employee Shareholder Plan
21.3% Individual Shareholders
5.8% Caisse des Dépôts et Consignations
23.3% Other French Institutional Investors
4.1% Capital Research and Management Company
43.8% Other Foreign Institutional Investors

Shares held for more than 4 consecutive years have double voting rights.This advantage used to be restricted to EU nationals, but was extended to all Shareholders worldwide at the Annual Shareholders' Meeting held on May 20, 2005.

Net dividend per share *(in euros)*


0.85
0.93
0.93
1.25
1.35
01
02
03
04
05*

* *Subject to the approval of the Annual Shareholders' Meeting on May 12, 2006.*

Michelin has an active policy for dividend increase. At the Annual Shareholders' Meeting scheduled for May 12, 2006, the Managing Partners will ask the Shareholders to vote a dividend of 1.35 euros up by 8% compared to that paid for the previous financial year. The dividend will be paid on May 16, 2005, 4 days after the Meeting.

Per share data

In EUR except for ratios	2005*	2004*	2004	2003	2002	2001
Net assets	31.5	24.2	32.1	30.2	30.5	29.7
Basic Earnings	6.13	4.46	3.59	2.23	4.28	2.20
Diluted earnings (1)	6.12	4.46	3.59	2.23	4.28	2.20
PER	**7.7**	**10.6**	**13.1**	**16.3**	**7.7**	**16.8**
Dividend per share (2)	1.35	1.25	1.25	0.93	0.93	0.85
Distribution rate (2)	22.0%	28.0%	34.8%	41.7%	21.7%	38.6%
Dividend Yield (3)	2.8%	2.6%	2.6%	2.6%	2.8%	2.3%

* *IFRS.*

(1) Earnings per share adjusted for the effect on net income and on the weighted average number of shares of the exercise of outstanding dilutive instruments.

(2) 2005 dividend subject to approval by the Annual Shareholders' Meeting on May 12, 2006.

(3) On the basis of the share price on December 31, 2005.

THE SHAREHOLDER'S GUIDE

Corporate capital
AND SHAREHOLDERS

Taxation

(the information given below is for Shareholders whose tax residence is in France, and is subject to change)

If your shares are registered with the Issuing Company, we will send you a specifically French tax form (IFU) in January of each year. This document summarizes dividends paid and any transfers made in the course of the previous year. Both Michelin and financial intermediaries have the same tax declaration duties towards French tax administration.

Tax on dividends

The dividends paid to Shareholders are taxable as income from securities and transferable capital revenue.
The following advantages are applied to dividends paid by Companies liable to corporate tax, or a similar tax, and headquartered in France, in a state of the European Union or in a country which has an agreement with France to avoid double taxation:

- a reduced dividend tax rate of 50% on unrestricted amounts;
- a fixed annual abatement of 1,220 euros for single persons and 2,440 euros for couples filing joint tax declarations;
- a tax credit on income not exceeding 115 euros for a single person and 230 euros for a couple.

Please note

The Finance Act for 2006 has reduced the dividend tax rate of 50% to 40% as of the tax declaration for 2006 and fixed abatement at:

- **1,220 to 1,525 euros for single persons;**
- **2,440 to 3,050 euros for couples filing joint tax declarations.**

Stock Exchange Tax and VAT

- The Stock Exchange Tax is directly deducted from from the buy or sell transaction amount. This tax is applied when the transaction amount exceeds 7,667 euros; the rate is 0.3% of the gross amount for transactions between 7,667 euros and 153,000 euros. Beyond this, the rate applied is 0.15% with a 610 euro cap.

- A 19.6% VAT is applied to both the brokerage fees for the Stock Exchange transactions invoiced to Shareholders, and to the deferred payment fee.

Capital gains tax

Capital gain is the difference between the sale price of a share (excluding transaction fees and taxes) and the purchase price. Capital gains will be exempt from tax after the shares have been held for 8 consecutive years. Nonetheless,

social contributions, the Social Security deficit reimbursement tax (CRDS) and the social welfare solidarity tax (CSG) are still due. Exemption is gradual, one third being deducted each year as of the sixth consecutive year of holding.

Please note

These new provisions stipulate that the holding duration for shares purchased before January 1, 2006 is calculated as of this date.

If shares are held for a shorter period of time and if capital gains exceed 15,000 euros, the tax rate levied is 16% plus the applicable social contributions (11% as of January 11, 2006).

Capital loss may be carried over and deducted from capital gains of the same nature during the 5 years in which they occurred, provided that share sales cross the tax threshold.

Share Savings Plan (PEA), a special case

Michelin cannot be the account holder for a Share Savings Plan, and consequently, the Shareholders are advised not to register shares directly with the Issuing Company which are part of a Share Holding Plan. Share Savings Plans provide that portfolios made up of French shares, or shares from the European Economic Space countries other than Lichtenstein, are tax free, provided that during 5 consecutive years, no withdrawals are made.
In other words, shares held in Share Savings Plans are not included in the calculation of the capital gains threshold, and the dividends paid from shares held in a Share Savings Plan for 5 consecutive years are not subject to income tax.
Investments in a Share Savings Plan must not exceed 132,000 euros for a single person and 264,000 euros for a couple.

Wealth Tax (ISF)

Shares issued by companies that have a collective commitment to a minimum holding period of 6 years, are exempt from wealth tax, within the limits of three quarters of the shares' value. As for shares issued by listed companies, the commitment to the holding of shares must apply to at least 20% of both financial entitlements and attached voting rights.

Shares in companies held by employees and company directors are exempt from wealth tax within the limits of 75% of the shares' value, provided that the company is the main employer of the owner of the equity and that the shares are held in custody for at least 6 years.
This partial tax exemption excludes any other tax advantage.
This tax exemption is extended to all tax payers who have ceased all professional activity and subsequently retired, on the sole condition that the shares be held for at least three years after their retirement.

the custody OF MICHELIN SHARES

On November 3, 1984 share certificates were "dematerialized" in France. The physical certificates were replaced by electronic book keeping.

The custody of your shares can be ensured in two ways:

Michelin issues registered shares only. The stock is registered in your name, thus giving you the opportunity of enjoying direct and personalized service.
All Shareholder information on the Group's operations is sent directly to you, such as the Notice of Meeting, the Shareholders' Letter and the Annual Report.
You will also receive personal invitations to attend meetings organized specially for Shareholders in either Paris or in the French provinces. Shares held for more than four consecutive years carry double voting rights.

Your Michelin shares are directly registered at the Issuing Company

Your shares are in Michelin's custody and your account is in the Company's books.
There are no custodial fees and your account is managed free of charge.


Annual Report
2004

The dividend is paid promptly into your bank account. Your shares are available at all times, and sales or purchase operations are executed at once.
The procedure for opening a share account or transferring shares is simple. Any question you may have with regard to your shares may be addressed to your personal contact in the Michelin Securities Department whom you can phone or fax directly on any business day.
This person manages your account, places your buy or sell orders and answers any questions you may have on other matters, such as dividend payment.

Your Michelin shares are in the custody of a bank

Your shares remain recorded in our books but are in the custody of your bank, which handles the management of your share account, places your buy or sell orders and should be approached on other matters such as dividend payment.

If you wish to transfer your shares so that they are directly registered in Michelin's custody, you may request a form from the Individual Shareholder Relations Department.



The Employee Shareholder Plan

The Group's Employee Shareholder Plan was launched in 2002 and extended in 2003 to cover 69 countries. Approximately 113,000 Employees, i.e. 69% decided to become Company Shareholders.

The organization was set up at Group level, and in each country a correspondent was appointed to liaise with Michelin's Employee Shareholders.

Within the Individual Shareholder Relations Department, one person in charge of Employee Shareholders manages the entire network of country correspondents and ensures that Michelin's tradition of Shareholder communication is maintained. Employee Shareholders are sent the same information as other Michelin Shareholders.
With a view to facilitating communication with them, the Letter to Shareholders is published in 11 languages.

buying and selling MICHELIN SHARES

If your shares are in Michelin's custody, your order is placed directly with Michelin's Individual Shareholder Relations Service.
If your shares are in the custody of a bank, you place your orders through this establishment.

Different types of Transactions

RESTRICTED PRICE ORDER
This is the most widely used type of order, since it enables the order fulfilment cost to be controlled. It sets a maximum price at which to buy and a minimum price at which to sell. Execution may be partial, or even deferred.

BEST-ORDER EXECUTION
This order sets no specific price limit; it is carried out at the best price currently available. Order may be executed only partially.

ORDINARY TRADING ORDER
Buying and selling are fulfilled completely without any price conditions at the first market quotation consecutive to the placing of the order.
Orders are placed during Paris Stock Exchange opening times, between 9 a.m. and 5:30 p.m. from Monday to Friday.

Passing an order with Michelin's Individual Shareholder Relations Service

You may place your order by email, phone and fax or by post. Written confirmation is required for orders in excess of 15,000 euros.

Your order should state the following:
- The type of operation: buy or sell;
- The number of shares;
- How long the order is valid; without any specification, order will be valid for 1 day only;
- Buying and selling conditions: limited price, best-order execution or ordinary trading.

How long does it take?

Your order is forwarded immediately for execution to Natexis Bleichroeder, the stockbroker.



Orders are placed during Paris Stock Exchange opening times, between 9 a.m. and 5:30 p.m. from Monday to Friday.

Order execution fees

- Brokerage fees are 0.3% of the gross amount of the transaction, with a minimum of 6 euros per transaction. In France, the costs related to the above brokerage fees are subject to 19.6% VAT.
- Stock Exchange tax amounts to 0.3% of the gross amount for transactions between 7,667 euros and 153,000 euros, and 0.15% for transactions above 153,000 euros (capped at 610 euros).
- The Michelin Shareholder Department charges no fees for its specific services.

How is the settlement made?

As soon as a buy order has been executed, Natexis Bleichroeder sends you a notice of transaction specifying the conditions in which the transaction was carried out, the fees and the settlement arrangements. You then make your payment to Natexis Bleichroeder.

In the event of a sell order, Natexis Bleichroeder transfers the money directly into your bank account.

Gifts and Inheritance

(for Shareholders directly registered with Michelin)

Gifts

If you wish to make a gift:

- Send in a written request to transfer the shares to the beneficiary's account and state the beneficiary's kindred relationship to you. This request must include a letter from the beneficiary(ies) stipulating that the gift is accepted; or
- Fill in Form number 2735 obtainable from any French Tax Office and send it to us; or
- Post us a notarial act stating the terms and conditions in which the gift is to be made.

Inheritance

Either Michelin or your bank is entitled to execute the orders of the solicitor or lawyer in charge of settling an estate, such as the transfer or the sale of shares. The notarial act must specify the date of death and the matrimonial regime of the deceased, the surviving spouse's option if a gift between spouses was made, the names of the beneficiaries and the number of shares to be assigned to each one, in the event of sharing.

the Rights OF A SHAREHOLDER

As an owner of part of Michelin's capital, you enjoy fundamental shareholder rights equally with all other Shareholders. A Shareholder is entitled to information, to receive a dividend, to take part in capital operations and to vote and participate at Annual Shareholders' Meetings.

Dividends for financial year 2005 will be paid on May 16, 2006, which is 4 days after the Annual Shareholders' Meeting has approved the distribution.

Taking part in capital operations

In any capital operation, you, as a Shareholder, have preferential subscription and allocation rights.

PRE-EMPTIVE SUBSCRIPTION RIGHTS

In the event of an increase in Company capital, Shareholders are entitled to a pre-emptive subscription treatment, in proportion to the number of shares held already.

ATTRIBUTION RIGHTS

If there should be a capitalization of earnings, reserves, premiums or contributions, the Company is entitled to issue new shares and allocate them free to Shareholders, in proportion to the number of shares they hold already.

Dividend distribution

Dividends are that part of net profits which is distributed to Shareholders. The amount of dividend distribution is proposed by the Managing Partners after the approbation of Supervisory Board and is voted by the Shareholders at the Annual Shareholders' Meeting following the adoption of the annual financial statements.

In order to be entitled to dividends, Shareholders must own their shares on the day before the dividend is paid. Payment is made automatically in euros:

- Without any handling fees into the Shareholder's bank account or post office savings account, if the Shareholder is registered directly with Michelin;
- If the shares are in the custody of a bank, dividends will be paid into the Shareholder's bank account.

Taking part in the Annual Shareholders' Meeting

The Annual Shareholders' Meeting may be ordinary or joint, and it is convened at least once a year. This is a special moment in the year for you to keep yourself informed about Michelin Group's activities and to talk with the Managing Partners, the members of the Supervisory Committee and with top management, so that you can take part in the decisions taken, by giving your opinion on the resolutions put forward. We like to have as many Shareholders as possible take part or be represented at the Meetings convened.

Four to five weeks before the Meeting date, you will be sent the **Shareholders' Booklet** and the **Notice of Meeting,** which will include the following:

- The agenda for the Annual Shareholders' Meeting;
- A summary of Michelin Group's performance over the last five years;
- The explanatory comments on the resolutions and the text to be put to the vote at the Annual Shareholders' Meeting;
- The voting form, which will enable you to:
  - Request an admission card for the Annual Shareholders' Meeting;
  - Submit a mail vote;
  - Give proxy to the Chairman of the Meeting;
  - Give proxy to your spouse or to another Michelin Shareholder whom you specify by name and who will attend the Annual Shareholders' Meeting.

In the course of the Annual Shareholders' Meeting, we use an electronic voting system which enables us to process the results in a few seconds after the vote on each resolution.



Registered shares
There is no need to block shares prior to the Meeting.

Last minute
If you have not received your admission card in time, you may attend the Annual Shareholders' Meeting by simply providing proof of your identity at the door.

Please note
Should the shares be held jointly by a usufructuary and a bare owner, the former votes at an Ordinary Shareholders' Meeting and the latter votes at an Extraordinary Shareholders' Meeting.

The participation figures for last year's Annual Shareholders' Meeting clearly reflect the interest Michelin Shareholders show in the management and activities of Michelin Group. Each year the Meeting is held on first call and shareholder participation was more than 53% in 2005.

shareholders' meeting
VOTING FORM

Meetings and Quorums

Ordinary Shareholders' Meeting
Ordinary Shareholders' Meetings are convened within six months of the end of the preceding financial year. The purpose of the meeting is to provide Shareholders with detailed information regarding the operations and the financial performance of the Group, approve the accounts for the previous financial year, decide on the dividend to be paid and appoint or re-appoint Statutory Auditors and members of the Supervisory Board.
For an Ordinary Shareholders' Meeting to be valid, one fifth of the shares should be present or represented on first call. No quorum is required for a Meeting held on second call. At an Ordinary Shareholders' Meeting, resolutions are passed by a simple majority (50%) present or represented.

An Extraordinary Shareholders' Meeting can be called at any time. All changes to the provisions of the company's articles: appointment of Managing Partners and General Partners, business object, name and share capital, must be authorized by an Extraordinary Shareholders' Meeting. The quorum required is one quarter of shares on first call and one fifth on second call.
Resolutions are passed by a majority of two thirds of shares present or represented.

A Joint Shareholders' Meeting combines both the Ordinary and the Extraordinary Shareholders' Meeting and is convened on the same day, using the same Notice of Meeting.

How to fill out the Voting Form

If you wish to attend the Meeting, tick box A (1) at the top of the form in order to request an admission card. Date and sign the document (7).
In the event of your being unable to attend, it would be wise to tick

MICHELIN
1
3

box A (2) and then to go to section C if you intend to give your proxy to the Chairman or to section D if you wish to give your proxy to someone else.

If you wish to send in a mail vote for the resolutions on the agenda, tick box B (3) and follow the instructions:

- **If you wish to vote FOR a resolution, DO NOT shade the box corresponding to that resolution;**
- **If you wish to vote AGAINST a resolution or ABSTAIN, shade the corresponding box;**

Regarding draft resolutions not approved by the Managing Partners, shade the box marked YES or NO as appropriate.

As for amendments or other draft resolutions proposed in the course of the Meeting, go to section B (4) and tick the box as appropriate.

If you wish to give your proxy to the Chairman of the Meeting, section C (5), **just date and sign** the voting form. If you wish to give your proxy to your spouse or to another shareholder attending, go to section D (6) and give the person's specifications.

In all instances, you must:

- Date and sign section (7);
- Check your name, first name and your address in section (8);
- Return the form in the pre-paid envelope.

The New Michelin voting form

Michelin's new voting form complies with the AFNOR standards recommended by both the French Market Regulatory Authorities (AMF) and shareholder associations.

the Stock market AT A GLANCE

Securities are bought and sold on the stock market. The main role of the stock market is to give companies the opportunity to issue securities to the public and thus raise money to fund company expansion and growth.

The stock market is governed by both the Law and the French regulatory authorities in order to ensure:

- Equality for all those involved and that transparency and immediate access to the market are guaranteed;
- Security in transactions, so that buyers are delivered and sellers paid within the prescribed conditions and deadlines;
- Liquidity, that is the fluidity of transactions so that as many buy and sell orders as possible can be reconciled.



Investing in the stock market means accepting the risk

Whether they be shares or bonds, all listed stock is subject to price downturns or upturns. These variations, which can sometimes be sudden, depend upon the performance or credit of the company issuing the stock, but there are other factors, such as the development of companies in the same sector of activity, prevailing economic conditions, interest rates and exchange rates. To learn more about the French stock market and the way it operates, pay a visit to the Euronext site, which is in English, at www.bourse-de-paris.fr

Understanding the French stock market list

ISIN	The identification number of a listed security
Date	Ex coupon signifies that a share sold does not carry an entitlement to the current interest payment.
Net	Last net dividend
Premier	A share's opening price
SRD	Deferred payment service
Avoir F	Dividend tax credit
Dernier	Closing price
+ Haut	Highest price reached in the trading session
+ Bas	Lowest price reached in the trading session
Précéd	Closing price of the previous day's trading session
+ haut an	Highest price reached during the year
+ bas an	Lowest price reached during the year
Vol./OST*	Volume of shares traded during the session
Nb inscrits	Number of registered shares
% année	Variation since the 31st December of the previous year
PER	Price Earning Ratio
Rendement	Estimated dividend for the current year divided by the price (expressed as a percentage – See "yield")

** OST: Share Transaction (Opération sur titres).*



financial glossary



Accretion (opposite of dilution)
The increase in the earnings per share expected as a consequence of a financial operation such as the buyback and the cancellation of shares or the acquisition of another company.

Adjusted exercise price
The price of a security recalculated after adjustments have been made to allow for operations modifying the amount of capital such as stock splits. The adjustment enables an estimation to be made of the stock's performance over a given period.

AMF – Autorité des marchés financiers
The AMF is the French stock market Regulatory Authority which resulted from the merger between the stock market transactions Committee (COB) and the Financial Market Council (CMF). The AMF fixes the operations and ethical rules governing the financial marketplace. It plays a watchdog role in the protection of the investments made in securities and supervises the financial information supplied to investors and shareholders. The AMF also controls rating agencies and financial analysts and ensures that financial advisors comply with prevailing regulations.

Attribution rights
The right to take part gratuitously in the increase of a company's capital by, for example, the capitalisation of reserves. These rights are listed.

Basic earnings
A company's profit or loss after corporate tax has been paid.
The net portion of the Group does not include the net earnings allocated to minority interests.

Bond
An interest-bearing promise, which may or may not be listed on a stock market, carrying fixed interest for a specific period and redeemable upon maturity.

CAC 40
Stock market index which tracks in automated quotation the forty most actively traded stocks on the Euronext regulated markets in Paris; being included in the CAC 40 depends upon size and liquidity criteria.

Capital employed
Financial resources used by a company to develop its business. The capital employed represents the sum of the shareholders' equity, minority interests and net debt.

Capital gain (capital loss)
The difference in value between the purchase price and the sales price of a share).

Cash flow
Cash generated by a company's operations corresponds roughly to after-tax earnings plus depreciation and amortization, provisions for reserves and capital gains or losses. Free cash flow is the cash flow minus net investments and the variation in the needs for working capital.

Compartment A (Blue Chips)
A compartment in Eurolist combining high market capitalisation and a high level of strong liquidity.

Consensus forecast
A figure based on the combined estimates of the analysts covering a public company. It is the forecasts taken in aggregate for all analysts who follow that company.

Corporate value
The corporate value is the sum of the shareholders' equity and the company's net financial debt.

Coupon
The coupon entitles the owner to receive yearly dividends, and is a part of the share. It is also the interest paid on a bond at the end of each financial year.

Custodial fees
These fees are levied to ensure the custody and the service provided for the administration of a share account.

> ***If shares are registered directly in Michelin's books, our company does not charge any custodial fees.***

Deferred payment
A facility on the SRD Euronext market that allows participants to buy or sell shares, but the investor does not settle the trade or deliver the shares until the end of the month until the last trading day of the month. The buy or sell trade can be carried over from the last trading day of the first month until the last trading day of the next month, by which time the buyer or seller has to settle or deliver.

Deferred payment service (SRD)
A service available for an additional fee for the most traded stocks by means of which the investor is able to settle buy or sell orders at the end of the month.

> ***Michelin offers a deferred payment service.***

Dematerialization
In 1984 the move was made in France from physical certificates to electronic book keeping. Thenceforth all registered shares had to be recorded in the issuing company's books and bearer shares had to be recorded in the accounts of a financial intermediary.

Diluted earnings per share
The earnings per share calculated by taking into account potential dilution that could be attributed to the exercise of subscription rights or stock options, the conversion of debt or other securities giving access to capital.

Dilution (dilutive)
The reduction expected in the earnings per share expected after a financial operation, such as in increase in capital, the acquisition of or merger with another company or the conversion of bonds into shares.

Dividend
The part of the company's net earnings distributed to shareholders. The dividend is voted at the Annual Shareholders' Meeting.

financial glossary



Dividend rate
The percentage of the net earnings distributed to shareholders as dividends.

Employee shareholder plan - PAS
A plan for employees to buy shares of their company's stock on concessional terms authorized by the Annual Shareholders' Meeting.

Out of the 113,000 Michelin employees worldwide in the 69 countries where the Plan is effective, 69% have become shareholders.

Eurolist
Since February 2005, this list has replaced the First, Second and New Market on the Paris stock market. Companies are classified in relation to their market capitalisation into three compartments and in alphabetical order, A, B or C.

The Michelin share is classified in compartment A (Blue Chips), in which the major securities are to be found.

Euronext 100
A stock market index tracking the 100 most actively traded listed shares on the regulated markets within the Euro zone, on the basis of criteria focussed on size and liquidity.

Euronext Paris
This company organises manages and develops the securities market, being itself listed on the stock market.

Eurostoxx 50
Stock market index composed of 50 of the highest capitalisations and the most actively traded stocks listed in the Euro zone.

Ex date (ex-dividend date)
The date as of which a security is entitled to receive earnings.

Free float
That part of a company's capital in public ownership and tradable on stock markets. The higher the free float, the greater the liquidity of the shares is.

Michelin's free float is 100%.

Gearing – debt ratio
An analysis ratio of a company's level of long-term debt to its equity capital expressed in percentage form.

Goodwill (positive goodwill)
The difference between the acquisition price of a company and the value of its shareholders' equity on the date that it becomes part of the acquiring company's scope. (The opposite is **"negative goodwill"** or **"badwill"**).

Ground clearance

> *Ground clearance is an expression commonly used in the automotive industry to describe the capacity of a vehicle to clear obstacles. In our Company, it refers to our ability to resist and even to develop, in spite of adverse conditions.*
> *More widely speaking, "ground clearance" is the capacity to manage risk.*

Institutional investors
Financial organizations that need to invest part of their funds in securities.

ISIN code
The International Securities Identification Number (ISIN) of listed companies is composed of 2 letters indicating the country of the issuing company and 10 figures.

> *Michelin's ISIN is FR0000121261.*

Liquidation date
The wind-up date every month for transactions carried out on a deferred settlement basis. This is the fifth Paris stock market trading session before the last trading session in the month.

Liquidity
The ratio of the volume of shares traded over the total number of a company's shares in circulation.

Market capitalization
A company's market value, also referred to as "market cap", is equal at any given time to the quoted share price multiplied by the number of shares in circulation.

Minimum transaction unit
The smallest number of shares required for a buy or sell transaction.

> *Michelin's minimum transaction unit is 1 share.*

Mutual fund
(OPCVM - SICAV - FCP in France)
A company registered under the Companies Act for the prime purpose of obtaining funds from the public and investing these funds in a wide range of securities.

Net earnings per share
The consolidated net earnings of the Group divided by the number of capital shares.

financial glossary



Net financial debt
This is calculated as interest-bearing debt minus investments and cash.

Notice of transaction
This document summarises the execution of a buy or sell order on the stock market; it is sent by the financial intermediary to its client and gives a description of the conditions in which the transaction was carried out.

Operating income
This is the difference between net sales and costs related to the development, the manufacture, the distribution and the sales of products as well as the depreciation or amortization of the company's capital expenditure.
The operating income reflects the company's capacity to produce the profit margin required for its activities and development. Current operational income does not take into account one-time and extraordinary items, such as costs involved in a substantial re-organization.

Operating margin
This is the operating income over net sales.

Option
A contractual agreement between two parties that offers the buyer the right, but not the obligation, to buy (call) or sell (put) a security at an agreed-upon price (strike price) until a specific date (European option) or within (American option) a predetermined period (exercise period or date). Options are a tradable commodity.

Par value
The stated face value represented by one share in the corporate capital.

The par value of the Michelin share is 2 euros.

Pre-emptive subscription rights
In the event of an increase in company capital, a preferential subscription right gives the shareholder priority in subscribing to a number of new shares in proportion to the number of shares already held, should this operation entail a share issue. If not exercised, these rights are traded on the stock market.

Price earning ratio – PER
A valuation ratio of a company's current share price compared to its per-share earnings net. This ratio makes it possible to compare different evaluations of different shares.

Product mix

> ***The makeup of sales: the greater the share of products and services with a high profit margin, the more profitable sales are. For example, if we take a sales figure of 100, it is more profitable to sell 10 tyres, each of which has a profit margin of 5, than to sell 20 tyres with a profit margin of 2. The definition of "Mix" applies also to Brand Mix, Price Mix and Sales Mix.***

Quorum
The minimum acceptable level of individuals with a vested interest in a company needed to make the proceedings of a Shareholders' Meeting valid under prevailing legislation.

Quotation
The quotation determines the price of a security on the market at a given moment by comparing the bid price and the ask price.

Rating agencies
An evaluation of the risk involved with regard to a borrower's failure to be able to pay; it is expressed in the rating given by a specialised agency. The main rating agencies are Fitch Ratings, Mood's and Standard & Poor's. The rating given to a borrower determines the conditions of credit extended. Changes in ratings influence prices on the stock market.

Reduced dividend tax rate
Now that the French tax credit on dividends (avoir fiscal) has been abolished under the new Loi des Finances, it is to be replaced by a mitigating system under which French residents will only be taxed on 50% of their dividend income.

ROCE (Return on Capital Employed)
A measure of the returns that a company is realizing from its capital, calculated as profit before interest and tax divided by the difference between total assets and current liabilities. The resulting ratio represents the efficiency with which capital is being utilized to generate earnings.

ROE (return on equity)
The net earnings of the group related to consolidated shareholders' equity without concerning minority interests.

Share
A tradable security held by the shareholder and representing a portion of the company's capital.

Share buyback
Transaction by which a company buys its own shares on the stock market with a purpose to retain, sell, transfer or cancel them; these transactions must be submitted to Shareholder approval.

Shareholders' equity – capital
The part of the company's capital belonging to its shareholders. It includes the value of issued shares, retained earnings and earnings for the financial year.

financial glossary



Share turnover ratio/rate
The total number of shares traded divided by the number of the company's outstanding shares.

Socially responsible investor (SRI)
Investors or funds buying stock in companies whose activities are considered ethical. Socially Responsible Investment consists in combining social and/or environmental criteria with financial objectives in any investment decision. The investment is made with a purpose to increase the company's accountability.

The Michelin Performance and Responsibility Report (PRM), which is published every two years, describes how Michelin is committed in the long term to balanced and responsible development. It can be consulted on our internet site at www.michelin.com

Take-over bid - exchange offer
Public offers for the purchase or the exchange of shares which enable the control to be taken of listed companies.

Total shareholder return (TSR)
This is the share price increase or decrease plus dividends over the purchase price for a specific period. It is usually expressed as an annual percentage.

Treasury share
These are shares held by the company in its own capital. Treasury shares do not carry any voting or dividend rights.

As of December 31, 2005 Michelin does not hold any treasury shares.

Volatility
The tendency of a stock market or a security for which prices fluctuate significantly and quickly.

Warrant
Financial instrument issued by credit institutions entitling the holder to buy (call warrant) or sell (put warrant) the underlying (ratios indices, currencies, shares and bonds) at a set price on until a pre-arranged date.

Working capital requirements
This amount is required to finance inventories and credit granted by the company to customers (trade accounts receivable) minus the credit granted to the company by its suppliers (trade accounts payable).

Yield
The ratio of dividend share over the market price of the share.



Financial Agenda for 2006

Annual Shareholders' Meeting	
Polydôme - Clermont-Ferrand (France)	May 12, 2006
Dividend distribution	May 16, 2006
Net Sales First Quarter 2006	April 25, 2006
First-half Earnings 2006	July 28, 2006
Net Sales Third Quarter 2006	October 24, 2006
Net Sales 2006	February 2007*
Annual Results 2006	February 2007*
Meetings with Shareholders	
Paris – Palais des Congrès	October 18, 2006
In the Provinces:	
• Montpellier	May 29, 2006
• Bordeaux	October 5, 2006
• Marseille	October 9, 2006
• Lyon	November 13, 2006
• Lille	November 14, 2006

These dates have been submitted for guidance only.

Design and production: W PRINTEL
Photos: © Michelin, © Michelin / Arnaud Childéric, © Michelin / DPPI, © Michelin / Pierre Soissons

Individual Shareholder Relations

Anne-Marie Vigier-Perret
+ 33 (0) 4 73 98 59 00
12, cours Sablon
63040 Clermont-Ferrand Cedex 9 – France

actionnaires-individuels@fr.michelin.com

Investor Relations

Christophe Mazel
Jacques-Philippe Hollaender
+ 33 (0) 1 45 66 16 15
46, avenue de Breteuil
75324 Paris Cedex 07 - France

investor-relations@fr.michelin.com


MICHELIN
A better way forward

PRESS RELEASE

Clermont-Ferrand, April 25, 2006

First Quarter 2006 Consolidated Net Sales: EUR 3.98 billion, up 10.2% (+5.3 % at constant exchange rates) versus First Quarter 2005

Against a background of tire markets that experienced rather favorable trends, Michelin recorded volume sales up +2.0% at constant scope. Combined with a further + 3.8% price mix improvement and the strong positive impact of exchange rates (+4.7%), this growth enabled the Group to post a substantial increase of net sales versus the same period of 2005.

Original equipment markets were generally supportive. As Michelin had expected it to, the European truck replacement market returned to growth, although this remains to be confirmed in the months to come, while in North America, the truck replacement market is contracting, accentuating the trends observed at the end of 2005. The North American passenger car and light truck replacement market was down significantly but posted satisfactory growth in Europe. Emerging countries' markets remained buoyant.

In the first few months of 2006, raw material costs (for natural rubber in particular) experienced a further massive increase. This prompted Group to revise upward its initial assumption of an average 11% increase of raw material prices for the FY 06, to a 15% increase. This will adversely impact Group costs to the tune of EUR 540 million instead of the initially estimated EUR 370 million. In these circumstances, Michelin reiterates its determination to offset this impact as much as possible, through its policy of passing external cost increases on to the market.

As a reminder, Michelin targets an increase in its operating income and an operating margin before non recurring items on par with 2005 levels.

(IFRS, in EUR million)	1st Quarter 2006	
Consolidated Net Sales	3,980 *(+ 10.2% / Q1 2005)*	
2005/2006 change at constant exchange rates	*+ 5.3%*	
Consolidated Net Sales	*Total change Q1 2006/Q1 2005*	
	IFRS (EURm)	Total %
Net sales:	+ 370	+ 10.2 %
of which change in exchange rates:	+ 171	+ 4.7 %
Volumes:	+ 74	+ 2.0 %
Price mix:	+ 147	+ 3.8 %
Scope:	- 22	- 0.6 %

MICHELIN
A better way forward

1. In the first 3 months of 2006, net sales rose 10.2% versus the same period of 2005

The increase resulted from the following factors:

- **+4.7 % positive impact from currency fluctuations**, in particular due to the appreciation versus the euro of the US dollar (+9.0%), the Brazilian Real (+32.6%) and the Canadian dollar (+15.7%).

- **+ 2.0% positive impact of volumes** mainly due to Passenger car and Light truck tire sales in Europe and Asia and Truck tire sales in Europe and North America.

- **+ 3.8 % positive price mix impact** at constant exchange rates, mainly resulting from further enrichment of the brand and segment mixes and implementation of price increases designed to offset raw material cost increases.

- **- 0.6% slightly negative impact of scope** resulting from the sale in April 2005 of Michelin's Wheel operations, partly offset by the integration of Tigar as of July 1, 2005.

2. World Tire Markets

1st quarter 2006 markets versus 1st quarter 2005 markets

	Western Europe	Eastern Europe	North America	South America	Asia
Passenger car / Light truck original equipment	+ 5.9 %	NA	+ 1.7 %	+ 6.9 %	+ 10.4%
Passenger car/Light truck Replacement	+2.7 %	- 2.7 %	- 3.3 %	+ 1.6 %	+ 5.0%
Truck original equipment	+2.1 % [1]	NA	+ 3.6 %	+ 2.7 % [2]	+ 20.0%
Truck Replacement	+1.5 %	+ 12 %	- 2.7 %	+ 3.5 % [2]	+ 8%

[1] Power units only
[2] radial only

2.1 In Europe

- **Passenger car and light truck replacement** markets posted growth in line with Group expectations, even though Eastern European markets declined 2.7%. In Western Europe, France, Germany and the United Kingdom experienced slack (+0.6%) growth, while some countries experienced firm growth, +2.6% in Italy and as much as +8.8% in Benelux and +13% in Spain.

  Further market and segment mix enrichment continued: the S & T entry-level segment slipped 5.5%, while strong growth was recorded in the V & Z (+10%), winter (+15.6%) and the 4x4 (+17%) segments.

- **Truck tire replacement** markets were up 3% overall in Europe versus the 1st quarter of 2005 (+1.5% for Western Europe and +12% for Eastern Europe). One should, moreover, note that March posted remarkable 8% growth: this resulted in particular from:


MICHELIN
A better way forward

- a favorable base reference effect,
- one additional business day compared with last year,
- the main tire manufacturers implementing price increases effective April 1.

These factors boosted a number of markets like Germany, Switzerland and Austria (+13%) as well as Italy and Greece (+19%). This explains the differences observed at the end of March between the sell-in and sell-out markets. Generally speaking, this recovery remains fragile and needs to be confirmed over the coming months.

- The **passenger car and light truck original equipment market** was up sharply, driven by the performance of specialist OEMs as well as that of some generalist ones. From a geographic standpoint, growth was mainly recorded in Germany and the Southern European countries. By contrast, the French, UK and East European markets were weak.

- In **truck original equipment**, the power unit market had risen 2.1%, March posting particularly strong sales. The change was mainly due to continued brisk truck manufacturer export business combined with a rather supportive internal European market. Turning to trailers, the market rose slightly.

2.2 In North America,

- **Passenger car and light truck replacement** markets shrank significantly in the 1st quarter (-3.3 %), although March was the first month of the year to show growth relative to 2005. Mexico's was the only market to have expanded (+ 3.6 %). The « entry-level » S & T segments were worst hit (- 11%). In a less supportive economic environment, due in particular to the impact of further oil price increases, « Sell-out » business was sluggish.

- **Truck tire replacement (new tires)** markets contracted nearly 3% owing in particular to the combined effect of continued favorable original equipment trends, a less supportive economic environment and an unfavorable base effect (the replacement market having been boosted by truck OEM purchases in the 1st quarter of 2005). Moreover, as in the case of passenger car and light truck markets, Mexico's was the only market to have expanded (+3%).

  The **retread** market posted 1% growth.

- In **passenger car and light truck original equipment**, market growth particularly reflected the performance of Asian OEMs who stepped up their industrial operations in the United States of America.

- In **truck original equipment**, markets remained buoyant The trend should even accelerate in the last few months of the year as long-haul fleets are actively working to take delivery of their new trucks as close as possible to the introduction of the new emission standards on January 1, 2007.

2.3 Other regions

- In **Asia**, truck tire market radialization continued in China and accelerated in India. Concerning passenger car and light truck markets, Japan's were stable and China's again posted double-digit growth.

- **The South-American economies,** Brazil's in particular, were penalized by an unfavorable economic environment and significant appreciation of their currencies relative to the US dollar and the euro which favored massive tire imports from Asia.

  In these conditions, the **passenger car and light truck replacement** market rose 1.6% (3% + in Brazil but flat in Spanish-speaking countries), while **original equipment** markets surged almost 7%, with Brazil's automotive industry (accounting for most of the sector's operations in South America) experiencing rapid expansion.

  Truck tire replacement markets were up 3.5%, 4% in the Spanish-speaking countries and around 3% in Brazil. The 2.7% overall growth of tire **original equipment** markets masked the contrasts between a dull Brazilian market and dynamic Colombian, Argentinian and Venezuelian markets.

2.4 Key changes in the Specialty tire markets

- **Earthmover:** earthmover tire markets were still characterized by excess demand over supply.

- **Agricultural:** markets remained bearish, especially in tire original equipment (down 5% versus the first quarter of 2005).

- **Two-Wheel:** motorcycle and scooter markets rose slightly.

- **Aircraft:** the airline markets confirmed the recovery observed since 2004. In this environment, radial technology demand (driven by commissioning of new more fuel-efficient aircraft) began to outstrip market supply.

3. First quarter 2006 Net Sales Change by reporting segment

3.1 IFRS net sales by reporting segment

Net sales in EUR million	1st Quarter 2006	1st Quarter 2005	% Change
SR 1 (Passenger car and Light truck and related distribution operations)	**2,175**	**1,947**	**+ 11.7 %***
SR 2 (Truck and related distribution operations)	**1,291**	**1,167**	**+ 10.6%**
SR 3 (Specialty operations[1])	**514**	**496**	**+ 3.6% ****
Group Total	**3,980**	**3,610**	**+ 10.2%**

*** At constant scope, the corresponding change amounts to + 11.0 %.**
**** At constant scope, the corresponding change amounts to +11.8 %.**
1 Earthmover, Agricultural, Two-wheel and Aircraft tires, Maps and Guides, ViaMichelin and Michelin Lifestyle

3.2 SR1 Net Sales Change in the First Quarter

In Europe,

Michelin's **replacement** volume sales rose across the board. Qualitatively, Group sales benefited from richer market mix. The brand mix too was favorable, as the Group's 3 flagship brands in Europe (Michelin, BFGoodrich and Kléber) performed satisfactorily.

So far, the Group has passed price increases in a number of countries. Further increases will be implemented in the 2nd quarter. These are designed to mitigate the negative impact of further raw material and energy cost increases impacting all tire makers.

Euromaster's distribution operations were penalized by a « sell-out » market that suffered from unfavorable weather conditions: by the end of March, the summer tire retail season had not yet started.

Concerning new product announcements, the beginning of the year was marked by launch of Michelin Primacy HP.

With respect to **original equipment**, Michelin's sales were below market trends, as the Group's positions are overweight with those OEMs and platforms that edged back in the 1st quarter.

In North America,

Overall, Group **replacement** sales were below market trends. The change reflected a significant contraction of private and associate brand sales brought about by Michelin's sales mix enrichment strategy.

Unit sale prices rose significantly on the back of price increases effective February 1, combined with favorable segment and brand mixes.

In **original equipment**, the Group's performance was satisfactory: market share gains were achieved in particular thanks to the Group's active presence with Asian OEMs.

In Asia, double-digit sales volume growth in both the replacement and original equipment segments reflect a dynamic Chinese economy and the Group's performance in the country.

In South America, the Group's performance on the **replacement** segment was contrasted, relatively weaker in Brazil and posting very strong growth in Argentina and Chile.

In **original equipment**, the Company performed very satisfactorily.

3.3 SR2 Net Sales Change in the First Quarter

In Europe,

Group **replacement** sales were globally in line with market trends. Group market shares were stable in Western Europe and improved slightly in Eastern Europe. Market recovery, however, remains fragile: many European long-haul fleets could not afford to pass on higher fuel prices to their customers, thus impacting their bottom line and mitigating the Group's sales performance in the first quarter.

The « Michelin Fleet Solution » service offering is expanding. Eastern Europe's largest fleet has just awarded the Group a supply contract for these services.

In addition, sales of Michelin® XDN2® Grip tire, the next-generation tire benefiting from the Michelin Durable Technologies cluster of new technologies, posted spectacular growth vs. 2005.

In **original equipment**, volume sales were slightly below market levels. Price increases, nevertheless, pushed unit sales prices up.

In North America,

In spite of contracting **replacement** markets, the Group won market share. Price increases, effective February 1, are sticking. Michelin® X One® tire sales continued to do well, highlighting the tire's strong potential.

Retread sales posted double-digit growth, underlining the Group's successful strategy of delivering a complete offering covering the entire life cycle of its tires.

In **original equipment**, Group sales were stable.

In Asia,

Volume sales are up significantly, mainly driven by China. In **replacement**, Michelin benefited from the gradual radialization of the Chinese market (expected to reach 26% by end 2006) as well as spectacular acceleration of radialization of the Indian market, although the process started from much lower levels. A cold winter in Japan also impacted local Group sales favorably. In **original equipment**, the Group was awarded a second bus tire supply contract by the city of Beijing.

In South America,

Replacement sales outperformed the market slightly, though the situation varied widely from country to country: in Spanish-speaking countries the Group posted very significant progress, while sales declined in Brazil with stiff competition from Asian imports.

3.4 SR3 Net Sales Change in the First Quarter

Earthmover: In a highly supportive market, Group volume sales edged up through marginal production capacity increases. Net sales on the other hand rose significantly on account of the price increases passed at the end of 2005 and in early 2006.

Agricultural: Improved customer supply management enabled the Group to make significant gains on the replacement market and to improve its positions with OEM customers. Overall, sales volumes are trending up. Billings increased significantly thanks to favorable market and brand mixes.

Two-Wheel: boosted by outstanding performance, the Group's products posted further replacement market share gains in both Europe and North America. Sales boomed, both in volume and value terms.

Aircraft: In what was a buoyant market for airline operators, volume sales were flat owing to radial tire production capacity constraints. In value terms, however, sales rose strongly on account of both improved radial / bias product mix and recent price increases.

4. Outlook

Overall, original equipment markets should be more dynamic than the Group had expected at the beginning of the year, owing in particular to the truck market, which should remain strong in Europe and even more so in North America, ahead of the introduction of new emission standards.

On the other hand, Europe's truck tire replacement market recovery has yet to be confirmed, while in North America this market will obviously be mechanically impacted by strong original equipment market growth.

Emerging countries' markets should remain buoyant.

	Europe	North America	South America	Asia
Estimated growth of passenger car and light truck tire markets in 2006				
OE	+ 2.0%	+ 2.0%	+ 9.2%	+ 5%
RT	+ 2.8%	+ 0.8%	+ 2.9%	+ 5%
Estimated growth of truck markets in 2006				
OE	+ 2.0%	+ 5.6%	+1.0%*	+ 20%
RT	+ 2.9%	- 2.9%	+ 4.3%*	+ 8%

* Radial only

In the first few months of 2006, raw material costs (for natural rubber in particular) experienced a further massive increase. This prompted the Group to revise upward its initial assumption of an average 11% increase of raw material prices for the FY 06, to a 15% increase. This will adversely impact Group costs to the tune of EUR 540 million instead of the initially estimated EUR 370 million. In these circumstances, Michelin reiterates its determination to offset this impact as much as possible, through its policy of passing external cost increases on to the market.

As a reminder, Michelin targets an increase in its operating income and an operating margin before non recurring items on par with 2005 levels.

* * *

First Quarter 2006 Highlights

STRATEGY – ACQUISITIONS – PARTNERSHIPS

North America: BFGoodrich Tire Manufacturing to optimize industrial operations
BFGoodrich Tire Manufacturing announced its decision to wind up its Kitchener, Ontario (Canada) plant due to overcapacity on the « mass market » passenger car tire segment which BFGoodrich serves in North America.
Production at the Kitchener factory will be maintained until July 22, 2006 and then transferred to BFGoodrich Tire Manufacturing's other US sites: Tuscaloosa and Opelika (Alabama) and Fort Wayne (Indiana) which will strive to achieve competitivity gains.
Michelin North America introduced a Michelin Development Program to stimulate new job creation schemes over the next 6 years in the Waterloo-Kitchener region.

Canada: Waterville to increase Truck tire production capacity
Michelin North America is investing USD 92 million to launch production of its X One extra-wide, single-mount truck tire at its Waterville plant of Nova Scotia. The extension will double Michelin X One tire production to meet growing demand for this type of tires. 75 jobs will be created by completion of the project. The move will make Waterville Michelin's second largest Truck tire manufacturing plant worldwide.

Thailand: increase of top-of-the-range Passenger car production capacity
Michelin is investing EUR 75 million at its Laem Chabang factory to raise by 1/3rd (2.2 million tires), its current production capacity. The new industrial facilities are to manufacture V and Z-rated high-tech tires to serve Asia's growing markets.

PRODUCTS AND INNOVATION

<u>Passenger car / Light truck and related operations</u>

Launch of Michelin PRIMACY HP

The new High-Performance range meets the expectations of the most demanding customers.
Carmakers tend to focus on comfort and grip on dry surfaces, while consumers consider wet grip and breaking performance as key.
With 25 % longer mileage life than its main competitors, Michelin PRIMACY HP delivers lower rolling resistance and therefore further enhances energy efficiency.

China: tire repair service in the event of a flat
After Europe, Michelin is planning to roll out a tire repair program in China over the next 2 years: « Sui Ni Xing ». It will deliver 24-hour support, free tire repair and towing and a service guarantee. Some 1,000 retailers from a number of Chinese towns will be trained from April 2006.

Truck and related distribution operations

Russia: launch of Michelin Truck Pro and Tyre Plus partnership programs

Michelin has launched Michelin Truck Pro and Tyre Plus partnership programs. The company is now developing a network of Tyre Plus trade and service centers, which is supposed to involve all Russian cities with population of at least 150,000 people. Tyre Plus already includes 82 branches in 61 Russian cities. The first Michelin Truck Pro branch has been opened in Tyumen.

Specialty operations

- **Two-Wheel**

Launch of the Michelin Pilot Power 2CT motorcycle tire

In February 2006, Michelin presented Pilot Power 2CT to 45 journalists of all nationalities during the trial laps of the Moto GP Sepang circuit in Malaysia with both World Champions Valentino Rossi and Colin Edwards attending.

Last year, Michelin had introduced Michelin Power Race, the first dual-rubber tire designed for racing circuits to have been certified for road driving. With Pilot Power 2CT, dual-rubber tires leave the race track for the first time to equip sporty road motorcycles.

Michelin Power 2CT's tread features two types of rubber: stiff in the middle, capable of taking extreme speed, acceleration and breaking, softer at the edges, for optimum grip when cornering. Pilot Power 2CT is now available for sale in Europe, Japan and South America.

* * *

Agenda

The Group will publish its 1st half 2006 earnings on Friday July 28, 2006 at 8:00 am (Paris time) before opening of the Paris Bourse.

The Group will publish its 3rd quarter 2006 net sales on Tuesday October 24, 2006 at 5:40pm (Paris time) after closing of the Paris Bourse.

Investor Relations:	Press Relations :
Christophe Mazel: +33 (0) 4 73 32 24 53 +33 (0) 1 45 66 16.15 Christophe.mazel@fr.michelin.com	Fabienne de Brébisson: + 33 (0) 1.45.66.10.72 + 33 (0) 6.08.86.18.15 fabienne.de-brebisson@fr.michelin.com
Jacques Philippe Hollaender +33 (0) 4 73 32 18 02 +33 (0) 6 87 74 29 27 Jacques-Philippe.hollaender@fr.michelin.com	Individual Shareholders : Anne-Marie Vigier-Perret: + 33 (0) 4 73 98 59 08 anne-marie.vigier-perret@fr.michelin.com

MICHELIN
A better way forward

TRANSLATION OF THE FRENCH TEXT OF CONSOLIDATED SALES

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

(Michelin et Cie.)

Partnership limited by shares with capital of 286,775,250 Euros
Registered Office: 12, cours Sablon, 6300 Clermont-Ferrand
855 200 887 R.C.S. Clermont-Ferrand

CONSOLIDATED SALES (NET OF TAXES)

(in millions of Euros)

	2006	**2005**
From January 1 through March 31	3,980	3,610